FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 5, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' 2018 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 and the Company’s annual accounts as at December 31, 2018, together with the independent auditors’ reports and the Board of Directors’ management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

Annual Report 2018

Tenaris S.A. Annual Report 2018

Tenaris S.A. Annual Report 2018

Company Profile

Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Hammerfest
Tananger
Stavanger
Aberdeen
Esbjerg
Copenhagen
Moscow
Amsterdam
Luxembourg
Paris
Essen
Lugano
Campina
Ploiesti
Dalmine
Silcotub
Bucharest
Aksai
Aktau
Baku
Algiers
Erbil
Alexandria
Cairo
Basra
Dammam
Bahrain
Dubai
Saudi Steel Pipe
Abu Dhabi
Beijing
Yulin
Seoul
NKKTubes
Qingdao
Bangkok
Songkhla
Ho Chi Minh
Singapore
Batam
Sorong
SPIJ
Jakarta
Darwin
Dampier
Perth
Accra
Takoradi
Lagos
Onne
Luanda
Grande Prairie
Nisku
Edmonton
Red Deer
Calgary
Prudential
Bienfait
AlgomaTubes
St. John's
Toronto
Pittsburgh
West Virginia
Denver
Bakersfield
Hickman
Oklahoma City
Conroe
Midland
Houston
Westwego
Bay City
Freeport
Monterrey
Poza Rica
Reynosa
Guadalajara
Tamsa
Ciudad del Carmen
Mexico City
Dos Bocas
Villahermosa
Comalcalco
Maracaibo
Caracas
TuboCaribe
Barrancabermeja
Barcelona
Bogotá
Villavicencio
Quito
Machachi
Shushufindi
Natal
Lima
Sta. Cruz de la Sierra
Confab
Rio das Ostras
Rio de Janeiro
Mendoza
Siderca
Santiago
Montevideo
Villa Mercedes
Siat
Senillosa
Neuquén
Comodoro Rivadavia
Rio Gallegos
Punta Arenas
Manufacturing Centers
Service Centers
R&D Centers
Commercial/Administrative Offices

Tenaris S.A. Annual Report 2018

Letter from the Chairman

Dear Shareholders,

2018 has been a year when Tenaris has demonstrated with its results the strength of its global and competitive positioning. In a market, where the increase in global oil and gas rig count has been a relatively modest 9%, largely concentrated in the U.S. shales, Tenaris has increased sales by 45% over the year. All our regions, as well as our non-tubular businesses, have contributed to this achievement. Our margins have also increased with our EBITDA margin consolidating around 20%, and our net income margin rising to 11% of sales.

Our financial position is solid with a net cash position at year end of $485 million and our Board of Directors is proposing to maintain our annual dividend payment at the same level as last year.

This performance compares favorably against any of our competitors and, in the past years, we have established a clear leadership in our sector, reflecting the efforts we have made over many years: in industrial excellence, product development, in our Rig Direct® service and in our global reach and financial strength.

Central to our performance this year has been the extraordinary achievement of completing the delivery of pipes with highly complex specifications for three offshore gas pipelines in the Eastern Mediterranean, which will change the balance of gas supply and demand in the region.

During the year, around 60% of our OCTG sales by volume was supplied under Rig Direct® conditions. We have fully consolidated the service in the U.S. and Canadian markets and are working to increase differentiation through improving service quality and extending integration with customer operations. Elsewhere, we have successfully introduced the service in Indonesia, United Arab Emirates, Guyana and Brazil. No other company in our sector is capable of deploying on a global scale such a strategy of deep integration with customers, with its benefits for reducing costs and simplifying operations.

We also positioned ourselves favorably for major gas development projects around the world. In Argentina, Tenaris supported the rapid development of gas production in the Vaca Muerta shale, while we also won awards for the supply to major gas developments in Australia, Qatar, Indonesia, Mozambique and, most recently, India.

In a year when Section 232 tariffs and quotas were introduced in the United States, we expanded our production in all of our plants in the country. In particular, we have been focusing on the ramp up of our new greenfield mill at Bay City and, in 2019, we will continue working to bring the mill to its full potential.

During the years, we have been researching the application of digital, automation and machine learning technologies in our industrial processes and we incorporated many of these new developments into our Bay City mill. Now, we are beginning to introduce these new technologies and transform the rest of our industrial system. This work will be strengthened in the years ahead.

Sustainability principles are deeply embedded in our values and management processes, as we position Tenaris to grow and prosper over the long-term. First and foremost is an absolute commitment to the safety of our employees, contractors and users of our products and services. While we are encouraged to be making progress on improving our safety indicators, we realize that further cultural change is still needed to achieve our safety objectives. We have decided to change the role of shift leaders in our industrial system to give them more responsibility to lead the change.

The ramp up in production at our modern Bay City mill is having an impact on our environment indicators, which are showing a gradual improvement. At the same time, we are investing in our older facilities to improve air quality and material recycling performance indicators. Over 10% of our capital expenditure budget during 2018 was dedicated to projects whose primary aim is to improve our safety and environmental performance.

We continue to work on transforming our human relations processes to strengthen the role and opportunity for employees to control their own development and career choices and encourage flexible working programs. We are pleased to note that, in our internal surveys, employee engagement has been improving. We are now extending the use of these surveys to our factory-floor employees, which is providing us additional insight into opportunities for improving working conditions.

The cornerstone of our programs to strengthen the communities where we operate is our investment in technical education and providing opportunities for promising young students from all backgrounds. As our Roberto Rocca Technical School in Campana completed its fifth anniversary, PISA and College Board tests show that its pupils are performing appreciably better in mathematics and language than their peers within Argentina and the OECD average.

Tenaris S.A. Annual Report 2018

Over the past decade, we have focused our expansion strategy on organic growth with the construction of new rolling mills at Tamsa and Bay City and the expansion of heat treatment, threading and service facilities around the world. Now, with the acquisition of a welded pipe mill in Saudi Arabia, the launch of the Tenaris Severstal joint venture project in Russia and our prospective acquisition of IPSCO Tubulars in the U.S., we are starting a new phase of industrial expansion in key markets for the oil and gas industry.

We have completed an important year of expansion in sales and results but if I should look ahead let me stress that we are faced with high levels of uncertainty in the political and economic environment of many of the countries where we operate. I feel, however, that Tenaris, with its global positioning, its diverse and highly motivated team of professionals and its financial flexibility remains better placed than any of its competitors to take advantage of new opportunities and respond to the different scenarios that could unfold.

I would like to thank our employees for their efforts and achievements over the past year. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.

April 1, 2019

Tenaris S.A. Annual Report 2018

Consolidated Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this annual report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “II. Accounting Policies A. Basis of presentation” and “II. Accounting Policies B. Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods. See “Information on Tenaris – Business Overview – Our Products”.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

•	“EUR” refers to the Euro.

•	“SAR” refers to the Saudi Arabian riyal.

•	“BRL” refers to the Brazilian real.

•	“MXN” refers to the Mexican peso.

•	“ARS” refers to the Argentine peso.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS, as adopted by the European Union. Additionally, this annual report includes non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit 1 for more details on these alternative performance measures.

Following the sale in January 2017 of our steel electric conduit business in North America, known as Republic Conduit, the results of Republic Conduit are presented as discontinued operations in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. The consolidated statement of cash flows includes the cash flows for continuing and discontinued operations; cash flows and earnings per share from discontinued operations are disclosed separately in note 27 “Discontinued Operations” to our audited consolidated financial statements included in this annual report, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

Tenaris S.A. Annual Report 2018

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

Rounding

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Website is Not Part of this Annual Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not part of this annual report. All references in this annual report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

Industry Data

Unless otherwise indicated, industry data and statistics (including historical information, estimates or forecasts) in this annual report are contained in or derived from internal or industry sources believed by Tenaris to be reliable. Industry data and statistics are inherently predictive and are not necessarily reflective of actual industry conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Such data and statistics have not been independently verified, and the Company makes no representation as to the accuracy or completeness of such data or any assumptions relied upon therein.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

Tenaris S.A. Annual Report 2018

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	changes to applicable law and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

Tenaris S.A. Annual Report 2018

Leading Indicators

	2018	2017	2016
TUBES SALES VOLUMES (thousands of tons)
Seamless	2,694	2,157	1,635
Welded	877	461	355
Total	3,571	2,618	1,990

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	2,798	2,347	1,735
Welded	799	544	305
Total	3,597	2,890	2,040

FINANCIAL INDICATORS (millions of $)
Net sales	7,659	5,289	4,294
Operating income (loss)	872	335	(59)
EBITDA (1)	1,536	943	598
Net income	874	536	59
Cash flow from operations	611	(22)	864
Capital expenditures	349	558	787

BALANCE SHEET (millions of $)
Total assets	14,251	14,398	14,003
Total borrowings	539	966	840
Net cash position (2)	485	647	1,406
Total liabilities	2,376	2,817	2,590
Shareholders’ equity including non-controlling interests	11,875	11,581	11,413

PER SHARE / ADS DATA ($ PER SHARE / PER ADS) (3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	0.74	0.46	0.05
Earnings per ADS	1.48	0.92	0.09
Dividends per share (5)	0.41	0.41	0.41
Dividends per ADS (5)	0.82	0.82	0.82
ADS Stock price at year-end	21.32	31.86	35.71
Number of employees (4)	23,472	21,605	19,399

(1)	Defined as operating income plus depreciation, amortization and impairment charges/(reversals). See Exhibit I. EBITDA includes severance charges of $74 million in 2016. If these charges were not included, EBITDA would have been $672 million in 2016.

(2)	Defined as Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments–Borrowings (Current and Non-Current). See Exhibit I.

(3)	Each ADS represents two shares.

(4)	As of December 31.

(5)	Proposed or paid in respect of the year.

Tenaris S.A. Annual Report 2018

Information on Tenaris

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a société anonyme organized under the laws of the Grand Duchy of Luxembourg on December 17, 2001. The Company’s registered office is located at 29 Avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.

The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses and other related businesses. For information on the Company’s subsidiaries, see note 29 “Principal subsidiaries” to our audited consolidated financial statements included in this annual report.

Our shares are traded on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange (“NYSE”).

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

A. History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C. (“Siderca”), the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat S.A., an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling or strategic interests in:

•	Tubos de Acero de México S.A. (“Tamsa”), the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A. (“Dalmine”), a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A. (“Confab”), the leading Brazilian producer of welded steel pipe products;

•	NKKTubes K.K. (“NKKTubes”), a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc. (“AlgomaTubes”), the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A. (“Silcotub”), a leading Romanian producer of seamless steel pipe products;

•	Maverick Tube Corporation (“Maverick”), a U.S. producer of welded steel pipe products;

•	Prudential Steel Ltd. (“Prudential”), a welded pipe mill producing OCTG, and line pipe products in Canada;

Tenaris S.A. Annual Report 2018

•	Tenaris Tubocaribe Ltda. (“Tubocaribe”), a welded mill producing OCTG products including finishing of welded and seamless pipes, line pipe products and a couplings facility in Colombia;

•	Hydril Company (“Hydril”), a North American manufacturer of premium connection products for oil and gas drilling production;

•	PT Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities;

•	Tenaris Qingdao Steel Pipes Ltd. (“Tenaris Qingdao”), a Chinese producer of premium joints and couplings;

•	Pipe Coaters Nigeria Ltd. (“Pipe Coaters”) the leading company in the Nigerian coating industry;

•	Ternium S.A. (“Ternium”), one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America;

•	Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries;

•	Techgen S.A. de C.V. (“Techgen”), an electric power plant in Mexico;

•	sucker rod businesses, in various countries; and

•	Tenaris Bay City Inc. (“Tenaris Bay City”), a state-of-the-art seamless pipe mill in Bay City, Texas.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

B. Business Overview

Our business strategy is to consolidate our position as a leading global supplier of integrated product and service solutions to the energy and other industries by:

•	pursuing strategic investment opportunities in order to further strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments;

•	enhancing our Rig Direct® offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs; and

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (see “History and Development of Tenaris”). In addition:

•	On January 21, 2019 we acquired 47.79% of the shares of Saudi Steel Pipe Company (“SSP”), a welded steel pipes producer located in the Eastern Province of the Kingdom of Saudi Arabia that has a manufacturing capacity of 360,000 tons per year. The investment amounted to $141 million. Through this acquisition, we have significantly expanded our industrial presence in the Kingdom of Saudi Arabia and the range of products we supply to the Saudi Arabian Oil Company (“Saudi Aramco”).

Tenaris S.A. Annual Report 2018

•	On February 5, 2019 we entered into an agreement with Public Joint Stock Company “Severstal” (“PAO Severstal”) to build during the coming two years, a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. The estimated annual production capacity of the plant will be 300,000 tons, with an estimated cost of approximately $240 million, in which we will hold a 49% interest. Through this agreement, togheter with PAO Severstal we aim to serve the growing market for welded OCTG pipe products in Russia and neighboring countries, combining our know-how in OCTG pipe manufacturing and sales with PAO Severstal’s expertise in producing high quality steel products.

•	On March 22, 2019, we entered into a definitive agreement to acquire 100% of the shares of IPSCO Tubulars, Inc. (“IPSCO”), a wholly-owned subsidiary of PAO TMK (“TMK”) and a U.S. producer of seamless and welded OCTG and line pipe products, for $1,209 million.The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions. IPSCO has an annual production capacity of 450,000 metric tons of steel bars, 400,000 metric tons of seamless pipes and 1,000,000 metric tons of welded pipes, and production facilities spread throughout the country.

Expanding our range of products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in challenging environments, including for complex offshore and unconventional operations.

Enhancing our offer of technical and pipe management services - Rig Direct® - and extending their global deployment

We continue to enhance our offer of technical and pipe management services, Rig Direct® services, and extend their deployment worldwide. For many years, we have provided these services, providing technical advice and assistance on the selection of materials and their use in the field, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis in markets like Mexico and Argentina. In response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, the deployment of our Rig Direct® services was extended throughout North America and in other markets around the world (e.g. North Sea, Romania and Thailand). Through the provision of Rig Direct® services, we seek to enable our customers, to optimize their operations, reduce costs and to concentrate on their core businesses, providing an integrated product and service value proposition, increasing supply chain efficiency. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. We aim to achieve a vertically integrated value chain for our production. To this end, we purchase most of our supplies through Exiros, a specialized procurement company whose ownership we share with Ternium. Exiros offers us integral procurement solutions, supplier sourcing activities; category organized purchasing; suppliers’ performance administration; and inventory management. Moreover, in February 2014, we entered into an agreement with our affiliates Ternium and Tecpetrol International S.A. (“Tecpetrol”) (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico for the supply of Tenaris’s and Ternium’s respective Mexican industrial facilities. For more information on the power plant, see note 11 c) “Investments in non-consolidated companies – Techgen S.A. de C.V.” to our audited consolidated financial statements included in this annual report. For more information on the Company’s commitments under the power plant, see Quantitative and Qualitative Disclosure about Market Risk - Off-Balance Sheet Arrangements”.

Tenaris S.A. Annual Report 2018

Our Competitive Strengths

We believe our main competitive strengths include:

•	our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•	our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in most of the countries in which we have manufacturing operations;

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.

Business Segments

Tenaris has one major business segment, “Tubes”, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

The “Others” segment include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, and the sale of energy and raw materials that exceed internal requirements.

For more information on our business segments, see “II C. Accounting Policies – Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods (“OCTG”). We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For more complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Tenaris S.A. Annual Report 2018

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we have marketed our premium connection products under the “TenarisHydril” brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other products. We also manufacture sucker rods used in oil extraction activities and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we sell energy and raw materials that exceed our internal requirements.

Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

•	state-of-the-art, strategically located plants;

•	favorable access to high quality raw materials, energy and labor at competitive costs;

•	operating history of more than 60 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities;

•	increasing specialization of each of our facilities in specific product ranges; and

•	extensive use of information technology in our production processes.

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America and from January 2019 in Saudi Arabia. In addition, we have tubular accessories facilities, such as sucker rods, in Argentina, Brazil, Mexico, Romania, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute (“API”), and premium joints in the United States, Canada, China, Denmark, Ecuador, Kazakhstan, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

Capacity of seamless tubes in 2018 increased in respect to 2017 due to the completion of Tenaris Bay City, our state-of-the-art pipe mill in Bay City, Texas.

	At or for the year ended December 31,
	2018	2017	2016
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	3,935	3,835	3,835
Actual Production	3,167	2,793	2,010
Tubes – Seamless
Effective Capacity (annual) (1)	4,300	3,680	3,680
Actual Production	2,798	2,347	1,735
Tubes – Welded
Effective Capacity (annual) (1)	2,620	2,620	2,620
Actual Production	799	544	305

__________

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

Tenaris S.A. Annual Report 2018

Competition

The global market for steel pipe products is highly competitive. Seamless steel pipe products, which are used extensively in the oil and gas industry particularly for offshore, high pressure, high stress and other complex applications, are produced in specialized mills using round steel billets and specially produced ingots. Welded steel pipe products are produced in mills which process steel coils and plates into steel pipes. Steel companies that manufacture steel coils and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel coils and plates used to produce welded steel pipes.

The production of steel pipe products following the stringent requirements of major oil and gas companies operating in offshore and other complex operations requires the development of specific skills and significant investments in manufacturing facilities. By contrast, steel pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications including OCTG applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications.

Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec S.A. (“Vallourec”), a French company, has mills in Brazil, China, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, China, the Middle East and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership for VAM® premium connections with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”). Prior to the collapse in oil prices in 2014 to 2016, Vallourec increased its production capacity by building a new mill in Brazil jointly with NSSMC, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, Vallourec reinforced its positioning in the United States through the acquisition of three tubular businesses from Grant Prideco Inc.: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company (“Tianda”), under which it began to distribute products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, closing its rolling mills in France, combined its operations in Brazil with that of the new mill held with NSSMC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSSMC for the development and testing of premium connection products and technology. Despite this restructuring program, Vallourec’s losses have continued through 2018.

Tenaris S.A. Annual Report 2018

•	Japanese players NSSMC and JFE Holdings Inc. (“JFE”) together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. In recent years, NSSMC has increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and has further strengthened its ties with Vallourec through participating in Vallourec’s capital increase and combining their respective Brazilian operations.

•	In recent years, PAO TMK (“TMK”), a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO Tubulars Inc.’s (“IPSCO”) tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC (“Gulf International Pipe”), a welded pipe producer in Oman. More recently, TMK adopted a strategy of monetizing its international assets by reducing its participation in Gulf International Pipe and agreeing to sell its U.S. IPSCO Tubulars subsidiary to Tenaris.

•	Over the past two decades, Chinese producers increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, Tianjin Pipe (Group) Corporation Limited (“TPCO”), announced a plan in 2009 to build a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers, including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•	The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris and the earlier acquisition of North Star Steel by Vallourec, U.S. Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. (“Evraz”) and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, many new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, in 2010; Benteler International A.G. (“Benteler”), a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015; and OCT Pipe, LLC, a company building a seamless pipe mill with heat treatment and OCTG threading facilities in Norfolk, Nebraska. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities. In March 2019, TMK announced that it had agreed to sell its U.S. IPSCO subsidiary to Tenaris, a transaction which remains subject to anti-trust clearance from the U.S. authorities and other customary closing conditions.

•	Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a relevant market position, despite the application of anti-dumping duties for unfair trading practices.

•	Tubos Reunidos S.A. (“Tubos Reunidos”) of Spain, Benteler International A.G. of Germany and Voest Alpine A.G. of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the U.S. and international OCTG markets, and in 2016, Tubos Reunidos opened an OCTG threading facility targeting international markets. In 2006, ArcelorMittal S.A. (“ArcelorMittal”) created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.

•	In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, a number of pipe mills have been established including a seamless pipe mill built by Jubail Energy Services Company (“JESCO”), a company established with majority participation from a state-backed industrial development company, and the seamless pipe mill built by ArcelorMittal. These local players have been strengthening their capabilities and are taking an increasing share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world. In January 2019, Tenaris acquired a controlling 47.79% participation in SSP, a local welded pipe producer.

Tenaris S.A. Annual Report 2018

Producers of steel pipe products can maintain strong competitive positions in markets where they have their pipe manufacturing facilities due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by Rig Direct® services, as discussed above.

Capital Expenditure Program

During 2018, our capital expenditures, including investments at our plants and investments in information systems, amounted to $349 million, compared to $558 million in 2017 and $787 million in 2016. Of these capital expenditures, investment at our plants amounted to $318 million in 2018, compared to $525 million in 2017 and $757 million in 2016.

In 2018, we have fully consolidated the Rig Direct® service in the United States and Canadian markets and are working to increase differentiation through improving service quality and extending integration with customer operations. In addition, we focused on enhancing automation at our industrial process, product differentiation and competitiveness, increasing local finishing capabilities, as well as enhancing safety and minimizing environmental impact of our plants.

The major highlights of our capital spending program during 2018 included: investments in automation at our industrial system worldwide, increase in the capacity of automotive components, investments at the steel shop and laboratory in Mexico, completion of the expansion of heat treatment capacity at our mill in Italy, completion of construction and start-up investments at Bay City, USA, and installation of a new waste water treatment plant in our mill in Campana, Argentina.

Capital expenditures in 2019 are expected to remain in line with the level of 2018, including the completion of some of the projects started in 2018 and maintenance interventions mainly at our facilities in Argentina, Mexico and Romania.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities, together with investments in cybersecurity for the protection of our information technology and our industrial systems. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $32 million in 2018, compared to $28 million in 2017 and $29 million in 2016.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our global R&D network with main office at Amsterdam in the Netherlands and specialized research and testing facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, and at the product testing facilities of NKKTubes in Japan. Additionally we have a Wedge Technology Center in Houston, Texas, USA. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product R&D currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

Tenaris S.A. Annual Report 2018

•	heavy-wall deepwater line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods;

•	coiled tubing; and

•	coatings.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our innovation, through the use of patents, trade secrets, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $63 million in R&D in 2018, compared to $64 million in 2017 and $69 million in 2016.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary from one jurisdiction to another.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws are not yet effective or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur, in expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Insurance

We carry property damage, general liability and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance has indemnification caps up to $250 million for direct damage, depending on the different plants; and a deductible of $100 million.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the principal subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2018, 2017 and 2016.

Tenaris S.A. Annual Report 2018

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2018	2017	2016
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	77%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80%.

(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited and Tubular Services Angola Ltd.

Other Investments

Ternium

We have a significant investment in Ternium, a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE. As of December 31, 2018, the Company held 11.46% of Ternium’s share capital (including treasury shares).

Tenaris S.A. Annual Report 2018

The Company is a party to a shareholders’ agreement with Techint Holdings S.à.r.l. (“Techint Holdings”), a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, pursuant to which Techint Holdings is required to take actions within its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only to be removed pursuant to previous written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated by the Company as a director of Ternium pursuant to this shareholders’ agreement.

Usiminas

On January 16, 2012, Confab, acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality flat steel products used in the energy, automotive and other industries. The acquisition was part of a larger transaction pursuant to which Confab and Ternium’s subsidiaries Ternium Investments S.à.r.l., Ternium Argentina and Prosid Investments S.A. (jointly, the “Ternium Entities”) formed the so-called T/T Group and joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, the T/T Group entered into a shareholders’ agreement with the NSSMC Group (formed by NSSMC, Mitsubishi Corporation do Brasil S.A. and Metal One Corporation) and Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group.

Following the subscription in 2016 of 1.3 million Usiminas preferred shares and 11.5 million Usiminas ordinary shares by Confab, as of December 31, 2018, Confab owned 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.2% of Usiminas’ total voting capital and 3.1% of Usiminas’ total share capital.

In 2014, a conflict arose within the T/T Group and NSSMC with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, the dispute with NSSMC was resolved, and on April 10, 2018, the T/T Group entities (including Confab), the NSSMC Group entities and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders’ agreement (“the New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium Entities and the other 7.6% corresponding to Confab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium (on behalf of the T/T Group) or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

In connection with the execution of the New SHA, the Ternium Entities and Confab amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

Tenaris S.A. Annual Report 2018

Techgen

Techgen is a Mexican joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Tenaris, Ternium and Tecpetrol are parties to a shareholder’s agreement relating to the governance of Techgen.

Tenaris S.A. Annual Report 2018

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Tenaris S.A. Annual Report 2018

Tenaris S.A. Annual Report 2018

Principal Risks and Uncertainties

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, revenues, financial condition and results of operations, which could in turn affect the price of shares and ADSs.

Risks Relating to Our Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries (“OPEC”). Many of our customers are state-owned companies in member countries of OPEC. A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices; accordingly, oil and gas companies may cut their investment plans and consequently, demand for our products could decline.

Climate change legislation or regulations could curtail demand for fossil fuels and therefore demand for our products and services could be reduced.

There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to promote the use of alternative energy sources (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), may significantly curtail demand for and production of fossil fuels such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive against fossil-fuels. If this trend continues, energy demand could shift increasingly towards “cleaner” sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. In recent years, substantial investments have been made, especially but not only in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater and oil sands projects, has led to a slowdown in the sanctioning of new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, reduced demand for steel pipe products from these complex projects means that the competitive environment is expected to remain intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. In addition, there is a risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products and, despite the application of antidumping duties and tariffs, we can give no assurance with respect to the effectiveness of these actions. Therefore, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Tenaris S.A. Annual Report 2018

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulations, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, in Mexico, the decrease in the national production of natural gas and constraints in natural gas transportation capacity have led to increased imports of natural gas which have resulted in increased natural gas transportation costs and, thus, higher steel pipe production costs. See “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation.

We may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices on our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability and financial condition. In response to a downturn of the oil and gas industry, we may be required to implement temporary suspensions of our operations. Temporary suspensions of operations generally lead to layoffs of employees which may in turn give rise to labor conflicts and impact operations. Moreover, temporary suspensions may also affect profitability and result in charges for asset impairments.

Risks Relating to Our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Additionally, we recently announced plans to form a joint venture with PAO Severstal, or Severstal, to build a welded pipe plant in Russia. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

Tenaris S.A. Annual Report 2018

For example, our business and operations in Argentina may be materially and adversely affected by economic, political, social, fiscal and regulatory developments. Argentina is subject to high inflation rates and our business and operations in Argentina may be adversely affected by increases in services and labor costs inflation or by the measures that may be adopted by the government to address inflation. In addition, an increased level of labor demands prompted by a growing inflation rate could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results. Other developments that may have an adverse effect on our operations and financial results include increased taxes, exchange controls, restrictions on capital flows, and export and import taxes or restrictions. In addition, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. Shortages of energy and natural gas in Argentina have lead in the past (and could lead in the future) to production cutbacks negatively affecting our revenues and profitability; we could also face increased costs when using alternative sources of energy.

In Mexico, our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments. The Mexican government exercises significant influence over the Mexican economy and, therefore, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexico’s private sector and on our Mexican-related operations. In addition, changes to the United States-Mexico-Canada Agreement, commonly referred to as USMCA, which has been signed but is pending to be ratified by each country’s legislature, could adversely affect the investment climate and economic activity in Mexico, Canada and/or in the United States and impact our results of operations and net results. Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

In the Middle East and Africa, our business could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, which could materially impact the operations of companies active in the region’s oil and gas industry.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing integrated product and service solutions designed to differentiate our offering from those of our competitors and meet the needs of our customers for lower operational costs and reliable performance even in the most demanding environments, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated, may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to compensate the added costs of providing such services, or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results.

We could be subject to regulatory risks associated with our international operations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions involving sales to Iran and Venezuela, that restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, on March 8, 2018, under Section 232 of the Trade Expansion Act of 1962, the U.S. imposed a 25% tariff on steel articles imported from all countries. However, imports of steel tubes from Australia, Argentina, Brazil and South Korea were exempted from the 25% tariff; the latter three with specific quotas per product. During March 2019, the U.S. government granted the exemption for imports of specific types of cast steel billets requested from Romania, Mexico, and Italy, for an aggregate amount of 410,000 tons that are used in our Bay City mill, to be consumed until March 2020.

Tenaris S.A. Annual Report 2018

Finally, failure to comply with applicable legal and regulatory obligations could also result in criminal and civil penalties and sanctions.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to tax laws in numerous foreign jurisdictions where we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried, and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance. At the EU level, the European Commission has adopted its Anti Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed.

Changes to tax laws and regulations in the countries where we operate require us to continually assess our organizational structure and could lead to increased risk of international tax disputes. Our interpretations and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, on January 21, 2019 we completed the acquisition of 47.79% of the shares of SSP, a welded steel pipes producer listed on the Saudi Stock Exchange, for a total purchase price of approximately $141 million. Additionally, on February 5, 2019 we entered into an agreement with PAO Severstal to build during the coming two years, a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation, with an estimated cost of $240 million, in which Tenaris will hold a 49% interest. Furthermore, on March 22, 2019, we entered into a definitive agreement to acquire100% of the shares of IPSCO, a wholly owned subsidiary of TMK and a U.S. producer of seamless and welded OCTG and line pipe products, for $1,209 million. The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

Tenaris S.A. Annual Report 2018

Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results.

Our steel pipe manufacturing processes depend on the operation of critical steelmaking equipment, such as electric arc furnaces, continuous casters, rolling mills, heat treatment and various operations that support them, such as our power generation facilities. Despite the investments we make to maintain critical production equipment, such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, floods, accidents and severe weather conditions.

Similarly, natural disasters or severe weather conditions could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility located in Veracruz is located in or close to regions prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters.

Our operations may also be adversely affected as a result of stoppages or other labor conflicts. In 2017 and 2018, our operations in Mexico experienced a few days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing and we cannot assure it will not cause further disruptions in Mexico. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Some of the previously described events could result in death or injury to persons. They could also result in damage to property, delays in production and liability for Tenaris. To the extent that lost production as a result of such events cannot be compensated for by unaffected facilities, such events could have an adverse effect on our profitability and financial condition. Additionally, the insurance we maintain for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of our insurance may be less than the related loss. For more information on our insurance coverage “Information on Tenaris – B. Business overview – Insurance”.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2018 we had $1,288 million in goodwill corresponding mainly to the acquisition of Hydril in 2007 ($920 million) and Maverick in 2006 ($229 million). If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see “Quantitative and Qualitative Disclosure About Market Risk – Foreign Exchange Rate Risk”.

If we do not comply with laws and regulations designed to combat corruption in countries in which we sell our products, we could become subject to governmental investigations, fines, penalties or other sanctions and to private lawsuits and our sales and profitability could suffer.

We operate globally and conduct business in certain countries known to experience corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments, including to foreign government officials, for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act (“FCPA”). Investigations by government authorities may occupy considerable management time and attention and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

Tenaris S.A. Annual Report 2018

For more information, including with respect to matters related to corruption investigations in Brazil and Argentina, please refer to “Outstanding Legal Proceedings”.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the European Union, Canada, and Japan are generally comparable to U.S. standards, other nations, particularly developing nations, including China, have substantially lesser requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.

Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons.

Defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with additional services, such as Rig Direct®, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct, in other cases may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss. Similarly, our sales of tubes and components for the automotive industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

Tenaris S.A. Annual Report 2018

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending, or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

Cyberattacks could have a material adverse impact on our business and results of operation.

We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on our systems when such incidents or attacks do occur. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products or production downtimes), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). Tenaris does not maintain any specific insurance coverage to protect against cybersecurity risks.

Risks Relating to the Structure of the Company

As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.

The Company conducts its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning limitations on payments of dividends, see “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Tenaris S.A. Annual Report 2018

In addition, the Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of the date of this annual report, San Faustin beneficially owned 60.45% of our shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), controls a significant portion of the voting power of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company.

Risks Relating to shares and ADSs

It may be difficult to enforce judgments against us outside Luxembourg.

The Company is a société anonyme organized under the laws of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers named in this annual report reside in different jurisdictions. As a result, investors may not be able to effect service of process upon us or our directors or officers. Investors may also not be able to enforce against us or our directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors and officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and in accordance with IFRS as adopted by the European Union.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Tenaris S.A. Annual Report 2018

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, before recovering to around $80 per barrel in the third quarter of 2018, but subsequently fell 40% in the fourth quarter before partially recovering in the beginning of 2019. North American natural gas prices (Henry Hub), which were around $4 per million BTU in 2014, also briefly fell below $2 per million BTU at the beginning of 2016, before recovering to average levels of $3 per million BTU during 2017 and 2018.

In 2018, worldwide drilling activity, as represented in the number of active drilling rigs published by Baker Hughes, a GE company, increased 9% compared to the level of 2017, with the increase concentrated in the U.S. shale plays, and a gradual increase in international rigs starting in the second half of 2018. In the United States the rig count in 2018 increased by 18%, with an average of 1,032 active rigs. Drilling activity in the United States rose steadily through the year but has subsequently declined slightly in the beginning of 2019. In Canada, the rig count in 2018 declined by 7% compared with 2017, with the decline concentrated in the final quarter, while in the rest of the world, it rose 4%.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada, we compete against a wide range of local and foreign producers. Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

In addition, there is an increased risk of unfairly traded steel pipe imports in markets in which we produce and sell our products. In September 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including South Korea. Despite the duties imposed, imports from South Korea continued at a very high level. As a result, U.S. domestic producers have requested successive reviews of South Korea’s exports, which are ongoing. At the same time South Korean producers have appealed the duties imposed. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries in April 2015.

Tenaris S.A. Annual Report 2018

During 2018, in addition to anti-dumping duties, the U.S. administration introduced tariffs and quotas under Section 232 of the Trade Expansion Act of 1962 on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. Quotas were imposed on the imports of steel products from South Korea, Brazil and Argentina, while 25% tariffs were imposed on imports from most other countries, except Australia. As a result of the fixed quota imposed on the imports of steel pipes from South Korea, their imports halved during 2018 compared to 2017.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plates for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates increased during 2018. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $915 per ton in 2018 compared to $680 per ton in 2017. The prices for 2018 showed downward trend in the last 5 months of the year reaching $835 per ton in December 2018.

Summary of results

In 2018, our financial results recovered strongly at all levels. Our sales rose 45% year on year, increasing in all regions and also in our non-Tubes profit centers. Highlights of the year include the consolidation of our positioning and Rig Direct® service in the U.S. and Canada, the fast track delivery of the pipes for three East Mediterranean offshore gas pipelines, and our successful positioning for major gas developments in Argentina, Qatar, Indonesia, Mozambique and Australia. EBITDA rose 63% year on year to $1.5 billion, with margins recovering to the level of 20%. Shareholders net income rose strongly to $876 million, benefitting from substantially higher operating income, and an excellent contribution from our investment in Ternium.

Despite a buildup in working capital to support our growth in sales, we were able to generate free cash flow of $261 million. After payment of dividends, our net cash position declined during the year to $485 million at December 31, 2018, compared to $647 million at December 31, 2017.

Outlook

Drilling activity in the U.S. shales continued to grow in 2018, following the previous year’s strong recovery, while drilling activity in Canada was affected at the end of the year by the drop in regional oil prices. For 2019, following the recent reset of oil prices, drilling activity in the USA is expected to be stable while, in Canada, it is expected to be lower than last year.

In Latin America, a recovery in drilling activity in Mexico is expected as the new government makes more funds available for Petróleos Mexicanos S.A. de C.V. (“Pemex”) and private operators begin implementing their energy reform commitments. In the rest of the regions drilling activity is expected to be relatively stable, with shale drilling activity in Argentina likely to switch from gas to oil.

In the Eastern Hemisphere, drilling activity is expected to continue a gradual recovery with a focus on gas developments.

After our strong performance in 2018, we expect to consolidate our sales and margins through 2019, in line with those of the second half of 2018. We should benefit from growing sales of premium connection products for offshore projects around the world, and the inclusion of consolidated revenues from our new operation in Saudi Arabia, but we will not repeat the exceptional level of offshore line pipe shipments to the Eastern Mediterranean and will have lower sales in Canada. With a stable level of sales, and limited capital investment requirements, we should be able to reduce working capital and generate a stronger free cash flow during the year.

Tenaris S.A. Annual Report 2018

Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;

•	Significant level of integration of local operations within Tenaris’s international global distribution network;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars; and

•	The exchange rate of certain legal currencies has long been affected by recurring and severe economic crises.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS.

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets useful lives; deferred income tax; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Accounting for business combinations

To account for our business combinations we use the acquisition method, which requires the acquired assets and assumed liabilities to be recorded at their respective fair value as of the acquisition date. The determination of fair values of assets acquired, liabilities and contingent liabilities assumed and determination of useful lives, requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Tenaris S.A. Annual Report 2018

Impairment and recoverability of goodwill and other assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or “CGU”). Most of Tenaris’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and

b)	then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five-year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

No impairment charge was recorded in 2018, 2017, or 2016. For more information on Impairment and recoverability of goodwill and other assets, see “II. Accounting Policies G. Impairment of non-financial assets” to our audited consolidated financial statements included in this annual report.

Reassessment of Property, Plant and Equipment Assets Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through acquisitions accounted for as business combinations are valued initially at fair market value of the assets acquired. Depreciation of the cost of the asset (apart from land, which is not depreciated) to its residual value over its estimated useful life, is done using the straight line method. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS 16, “Property, Plant and Equipment”, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 did not materially affect depreciation expense for 2018. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Tenaris S.A. Annual Report 2018

Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, “Intangible Assets”, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick and 10 years for Hydril.

Maverick’s Tubes business has experienced a significant change in its customers portfolio. While initially Maverick was selling OCTG products mostly to distributors, today it is selling mostly through Rig Direct® to end users. By the end of 2018, Maverick supplied the majority of its customers of OCTG products with Rig Direct® services. Additionally, line pipe products while still being sold largely to distributors due to the different nature of this market, are now focused on large pipeline projects through a completely different set of distributors. Based on these circumstances, the Company has reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from two years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the consolidated income statement under selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2018 the residual value of Maverick’s coiled tubing customer relationships amounts to $19.9 million and the residual useful life is 2 years, while Hydril’s customer relationships is fully amortized.

Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs is based on the normal level of production capacity. Supplies and raw material cost is mainly based on the FIFO method while goods in progress and finished goods cost are mainly based on specific historical production costs for each production order. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

Allowances for Doubtful Accounts

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9, “Financial instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Tenaris S.A. Annual Report 2018

Deferred income tax

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item other comprehensive income for the year in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

Contingencies

We are from time to time subject to various claims, lawsuits and other legal proceedings, including customer employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases. If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These estimates are primarily constructed with the assistance of legal counsel, and management believes that the aggregate provisions recorded for potential losses in the consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

Tenaris S.A. Annual Report 2018

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with IFRS.

In addition, under the Company’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting. In particular, the audit committee is required to review the scope and results of the activities of the Company’s external auditors and the internal audit function relating to the Company’s internal control over financial reporting, and obtain reports on significant findings and recommendations; and is also required to assess, at least annually at the time the annual accounts are approved, the effectiveness of the Company’s systems of internal control and risk management over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On February 19, 2019, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2018, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2018.

Tenaris S.A. Annual Report 2018

Results of Operations

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2018	2017	2016
Selected consolidated income statement data

Continuing operations
Net sales	7,658,588	5,288,504	4,293,592
Cost of sales	(5,279,300)	(3,685,057)	(3,165,684)
Gross profit	2,379,288	1,603,447	1,127,908
Selling, general and administrative expenses	(1,509,976)	(1,270,016)	(1,196,929)
Other operating income (expenses), net	2,501	1,157	9,964
Operating income (loss)	871,813	334,588	(59,057)
Finance income	39,856	47,605	66,204
Finance cost	(36,942)	(27,072)	(22,329)
Other financial results	34,386	(43,550)	(21,921)
Income (loss) before equity in earnings of non-consolidated companies and income tax	909,113	311,571	(37,103)
Equity in earnings of non-consolidated companies	193,994	116,140	71,533
Income before income tax	1,103,107	427,711	34,430
Income tax	(229,207)	17,136	(17,102)
Income for the year for continuing operations	873,900	444,847	17,328

Discontinued operations
Result for discontinued operations	-	91,542	41,411
Income for the year (1)	873,900	536,389	58,739

Income (loss) attributable to (1):
Owners of the parent	876,063	544,737	55,298
Non-controlling interests	(2,163)	(8,348)	3,441
Income for the year (2)	873,900	536,389	58,739

Depreciation and amortization for continuing operations	(664,357)	(608,640)	(657,109)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.74	0.38	0.01
Basic and diluted earnings per share	0.74	0.46	0.05
Dividends per share (2)	0.41	0.41	0.41

(1)	IAS 1 (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Tenaris S.A. Annual Report 2018

		At December 31,
Thousands of U.S. dollars (except number of shares)	2018	2017	2016

Selected consolidated financial position data

Current assets	5,464,192	5,381,154	4,817,154
Property, plant and equipment, net	6,063,908	6,229,143	6,001,939
Other non-current assets	2,723,199	2,787,921	3,032,765
Assets of disposal group classified as held for sale	-	-	151,417
Total assets	14,251,299	14,398,218	14,003,275

Current liabilities	1,718,363	2,070,899	1,713,036
Non-current borrowings	29,187	34,645	31,542
Deferred tax liabilities	379,039	457,970	550,657
Other non-current liabilities	249,218	253,734	276,874
Liabilities of disposal group classified as held for sale	-	-	18,094
Total liabilities	2,375,807	2,817,248	2,590,203

Capital and reserves attributable to the owners of the parent	11,782,882	11,482,185	11,287,417
Non-controlling interests	92,610	98,785	125,655
Total equity	11,875,492	11,580,970	11,413,072

Total liabilities and equity	14,251,299	14,398,218	14,003,275

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2018	2017	2016
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(68.9)	(69.7)	(73.7)
Gross profit	31.1	30.3	26.3
Selling, general and administrative expenses	(19.7)	(24.0)	(27.9)
Other operating income (expenses), net	0.0	0.0	0.2
Operating income (loss)	11.4	6.3	(1.4)
Finance income	0.5	0.9	1.5
Finance cost	(0.5)	(0.5)	(0.5)
Other financial results	0.4	(0.8)	(0.5)
Income (loss) before equity in earnings of non-consolidated companies and income tax	11.9	5.9	(0.9)
Equity in earnings of non-consolidated companies	2.5	2.2	1.7
Income before income tax	14.4	8.1	0.8
Income tax	(3.0)	0.3	(0.4)
Income for the year for continuing operations	11.4	8.4	0.4

Discontinued operations
Result for discontinued operations	-	1.7	1.0
Income for the year	11.4	10.1	1.4

Income (loss) attributable to:
Owners of the parent	11.4	10.3	1.3
Non-controlling interests	(0.0)	(0.2)	0.1

Tenaris S.A. Annual Report 2018

Fiscal Year Ended December 31, 2018, Compared to Fiscal Year Ended December 31, 2017

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2018		2017		(Decrease)
Tubes	7,233	94%	4,966	94%	46%
Others	426	6%	323	6%	32%
Total	7,659	100%	5,289	100%	45%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2018	2017	(Decrease)
Seamless	2,694	2,157	25%
Welded	877	461	90%
Total	3,571	2,618	36%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2018	2017	(Decrease)
Net sales
- North America	3,488	2,362	48%
- South America	1,284	982	31%
- Europe	628	497	26%
- Middle East & Africa	1,541	921	67%
- Asia Pacific	292	204	43%
Total net sales	7,233	4,966	46%
Operating income	777	292	166%
Operating income (% of sales)	10.7%	5.9%

Net sales of tubular products and services increased 46% to $7,233 million in 2018, compared to $4,966 million in 2017, reflecting a 36% increase in volumes and a 7% increase in average selling prices. Sales increased mainly due to a strong increase in demand in the United States and Canada and higher sales of line pipe for complex projects, including shipments for the second Zohr offshore welded pipeline in Egypt. In North America sales increased mainly due to higher demand of OCTG and line pipe and the consolidation of our market position throughout the region. In South America, sales increased mainly due to higher demand of OCTG and line pipe in Argentina, associated with increased investments in Vaca Muerta shale and higher demand for OCTG in the Andean region, including sales to the Liza development in Guyana, partially offset by lower sales of OCTG in Brazil, reflecting transition to new contracts with Petróleo Brasileiro S.A. (“Petrobras”). In Europe, sales increased reflecting higher demand for industrial products and for OCTG products in the North Sea and continental Europe. In the Middle East and Africa sales increased significantly, thanks to an exceptional level of sales for offshore line pipe for East Mediterranean gas development projects and higher sales of OCTG in the Middle East and Caspian areas. In Asia Pacific sales increased following a recovery in Indonesia and China from very low levels in 2017.

Operating income from tubular products and services, amounted to $777 million in 2018, compared to $292 million in 2017. Operating income during 2018 was negatively affected by a higher customer relationships amortization charge of $109 million, after the full amortization of the residual value of Maverick’s Tubes segment customer relationships. Excluding this one off effect operating income would amount to $886 million, 12% of sales. The significant improvement in Tubes operating income reflects a better operating environment, where a 46% increase in sales improved the utilization of production capacity and therefore the absorption of fixed costs.

Tenaris S.A. Annual Report 2018

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2018	2017	(Decrease)
Net sales	426	323	32%
Operating income	95	43	122%
Operating income (% of sales)	22.2%	13.2%

Net sales of other products and services increased 32% to $426 million in 2018, compared to $323 million in 2017, mainly due to higher sales of energy related products e.g., sucker rods and coiled tubing

Operating income from other products and services, increased from $43 million in 2017 to $95 million in 2018, while all the profit centers improved their results, the main contributors were the energy related businesses, mainly sucker rods and coiled tubing.

Selling, general and administrative expenses or SG&A, increased by $240 million (19%) in 2018 from $1,270 million in 2017 to $1,510 million in 2018. SG&A during 2018 includes a higher amortization charge of $109 million, after the full amortization of the residual value of Maverick’s Tubes segment customer relationships. Excluding this one off effect, SG&A amounted to $1,401 million (18% of sales), compared to $1,270 million (24%) in 2017. The decline of SG&A as a percentage of net sales reflects the containment of fixed and semi-fixed expenses in a higher volumes environment.

Financial results amounted to a gain of $37 million in 2018, compared to a loss of $23 million in 2017.The 2018 gain corresponds mainly to an FX gain of $29 million; $24 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar, $17 million related to the Euro depreciation on Euro denominated intercompany liabilities (offset in the currency translation reserve in equity), partially offset by a loss of $8 million due to the devaluation of the Canadian dollar. Additionally, we gained $7 million on derivatives, mainly covering net receivables in Canadian dollar and $3 million net interest on our net cash position.

Equity in earnings of non-consolidated companies generated a gain of $194 million in 2018, compared to $116 million in 2017. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $229 million in 2018 (25% over income before tax), compared to a gain of $17 million in 2017. In 2017 we recorded a gain of $63 million due to the reduction in income tax rates in Argentina, the United States and Colombia over deferred tax liabilities. Additionally, during 2017 we recorded an income tax charge of $29 million corresponding to a settlement agreement between Dalmine, our Italian subsidiary, and the Italian tax authorities in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under such settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding.

Net income for continuing operations amounted to $874 million in 2018, compared with $536 million in 2017. The improvement in results reflects a better operating environment, where a 45% increase in sales improved the utilization of production capacity and therefore the absorption of fixed costs, better financial results and better results from our investment in Ternium.

Tenaris S.A. Annual Report 2018

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2018	2017	2016

Net cash provided by (used in) operating activities	611	(22)	864
Net cash provided by (used in) investing activities	399	349	(98)
Net cash used in financing activities	(900)	(401)	(653)
Increase (decrease) in cash and cash equivalents	109	(74)	113

Cash and cash equivalents at the beginning of year (excluding overdrafts)	330	399	286
Effect of exchange rate changes	(13)	6	(0)
Increase (decrease) in cash and cash equivalents	109	(74)	113
Cash and cash equivalents at the end of year (excluding overdrafts)	427	330	399

Cash and cash equivalents at the end of year (excluding overdrafts)	427	330	399
Bank overdrafts	2	0	1
Other current investments	488	1,192	1,633
Non-current investments	114	123	248
Derivatives hedging borrowings and investments	(6)	(33)	(35)
Current and non current borrowings	(539)	(966)	(840)
Net cash at the end of the year	485	647	1,406

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2018 cash flow provided by operating activities amounted to $611 million (including an increase in working capital of $738 million), our capital expenditures amounted to $349 million and we paid dividends amounting to $484 million. At the end of the year we had a net cash position of $485 million, compared to $647 million at the beginning of the year (including the $328 million we collected from the sale of Republic Conduit during 2017).

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) Other Investments (fixed income securities, time deposits, and fund investments).

At December 31, 2018, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 7% of total assets compared to 11% at the end of 2017.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2018, U.S. dollar denominated liquid assets represented 95% of total liquid financial assets compared to 93% at the end of 2017.

Fiscal Year Ended December 31, 2018, Compared to Fiscal Year Ended December 31, 2017

Operating activities

Net cash provided by operations during 2018 was $611 million, compared to $22 million of net cash used in operations during 2017. This increase was mainly attributable to an increase in results and a smaller increase in working capital. In 2018 and 2017 the increase in working capital amounted to $738 million and $853 million respectively. The main yearly variation was related to an increase of $518 million in trade receivables, compared with an increase of $259 million in 2017, while trade payables decreased $57 million in 2018 and increased $194 million in 2017. Additionally, during 2018 inventories increased $176 million which compares with an increase in inventory of $804 million in 2017. For more information on cash flow disclosures and changes to working capital, see note 26 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Tenaris S.A. Annual Report 2018

Investing activities

Net cash provided by investing activities was $399 million in 2018, compared to $349 million in 2017 (including the $328 million we collected from the sale of Republic Conduit). Capital expenditures decreased to $349 million from $558 million in 2017 declining following the start up of our greenfield seamless facility in Bay City, Texas at the end of 2017. Additionally, we reduced our financial investments by $717 million in 2018 compared to a reduction of $565 million in 2017.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $900 million in 2018, compared to $401 million in 2017.

During 2018 we had net repayments from borrowings of $413 million, while in 2017 we had net proceeds of borrowings of $107 million.

Dividends paid during 2018 and 2017 amounted to $484 million in each year.

Our total liabilities to total assets ratio was 0.17:1 as of December 31, 2018 and 0.20:1 as of December 31, 2017.

Principal Sources of Funding

During 2018, we funded our operations with operating cash flows, bank financing, proceeds from sales of assets and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2018, borrowings decreased by $427 million, to $539 million at December 31, 2018, from $966 million at December 31, 2017.

Borrowings consist mainly of bank loans. As of December 31, 2018, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 97% of total borrowings.

For further information about our financial debt, please see note 18 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2018, 2017 and 2016:

Millions of U.S. dollars	2018	2017	2016

Bank borrowings	537	966	839
Bank overdrafts	2	0	1
Finance lease liabilities	0	0	0
Total borrowings	539	966	840

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.98% at December 31, 2018 and to 3.73% at December 31, 2017.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2018	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	510	4	5	20	-	-	539
Interests to be accrued	8	1	1	0	-	-	11
Total	518	5	6	20	-	-	550

Tenaris S.A. Annual Report 2018

Our current borrowings to total borrowings ratio amounted to 0.95:1 as of December 31, 2018, compared with 0.96:1 as of December 31, 2017. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current and non-current investments, derivatives hedging borrowings and investments, less total borrowings) of $485 million at December 31, 2018, compared to $647 million at December 31, 2017.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 23 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure About Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2018 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2018	Tamsa	Bank loans	347	2019
2018	Siderca	Bank loans	66	2019
2018	TuboCaribe	Bank loan	50	May 2019

As of December 31, 2018, Tenaris was in compliance with all of its covenants under its significant borrowings, including financial covenants on leverage ratio.

Tenaris S.A. Annual Report 2018

Quantitative and Qualitative Disclosure about Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section III, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2018 and 2017 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2018	Expected maturity date
	2019	2020	2021	2022	2023	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	4	4	20	-	-	28
Floating rate	-	0	1	0	-	-	1

Current Debt
Fixed rate	493	-	-	-	-	-	493
Floating rate	17	-	-	-	-	-	17
	510	4	5	20	-	-	539

At December 31, 2017	Expected maturity date
	2018	2019	2020	2021	2022	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	5	4	4	20	0	33
Floating rate	-	0	0	1	0	-	2

Current Debt
Fixed rate	913	-	-	-	-	-	913
Floating rate	18	-	-	-	-	-	18
	931	5	4	5	20	0	966

_______________

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.98% at December 31, 2018 and to 3.73% at December 31, 2017.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2018, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 97% of total financial debt.

For further information about our financial debt, please see note 18 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2018, we had variable interest rate debt of $19 million and fixed rate debt of $520 million ($493 million of the fixed rate debt are short-term).

Tenaris S.A. Annual Report 2018

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $50 million in 2018, compared with $51 million in 2017.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2018.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(187)
Euro	U.S. dollar	(175)

The main relevant exposures as of December 31, 2018 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, and Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $3 million at December 31, 2018 and $32 million at December 31, 2017. For further detail on our foreign currency derivative contracts, please see note 23 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period when the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

Tenaris S.A. Annual Report 2018

At December 31, 2018, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a debit of $0.9 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2018.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk.

Trend Information

Principal Factors Affecting Oil and Gas Prices and Demand for Steel Pipes from the Global Oil and Gas Industry.

Sales to the oil and gas industry worldwide represent a high percentage of our total sales, and demand for steel pipes from the global oil and gas industry is a significant factor affecting the general level of volumes and prices for our products. Downward pressures on oil and gas prices usually result in lower oil and gas drilling activity and investment throughout the oil and gas industry with consequently lower demand for our steel pipe products and, in some circumstances, upward pressures can result in higher demand from our oil and gas customers.

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. Liquefied natural gas (“LNG”), prices have traditionally been established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global and the USA becomes a relevant source of LNG, LNG prices are now being set increasingly in relation to prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC. Many of our customers are state-owned companies in member countries of OPEC. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Production from U.S. tight oil reserves has grown in recent years to represent around 10% of global liquids production, and production from shale gas plays is converting the United States into a net exporter of natural gas and a significant player in the LNG market.

Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014 as the rate of U.S. production increase began to exceed the increase in global demand and OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. Prices reached levels below $30 per barrel in January 2016. They then recovered to around $80 per barrel during 2018 once OPEC and other producers agreed to cut production levels to accelerate the market rebalancing process. By this time, OPEC and other producers had lifted their production cuts and U.S. oil production was increasing at a rate greater than the increase in global demand. Oil prices declined 40% in the fourth quarter of 2018 before partially recovering in the first two months of 2019.

Tenaris S.A. Annual Report 2018

The 2014 collapse in oil prices led oil and gas operators to substantially reduce their exploration and production investments to a level which is currently around 60% of the average of the 2012-14 period and this, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. During 2017, however, oil and gas operators in North America, who have been very successful in reducing production costs in their shale plays, increased investments in response to more favorable market conditions, and U.S. operators continued to do so in 2018.

Since the development of the prolific Marcellus shale gas play, North American gas prices have remained at low levels compared to previous decades. For the past three years, prices have fluctuated in the range of $2.00-3.50 per million BTU, significantly below prices in many other major gas-consuming regions. For several years, production increases, primarily from productive shale gas deposits, have exceeded demand increases, reducing the need for imports, to the extent that, in 2017, the U.S. became a net exporter of natural gas. Low prices have encouraged investment in gas consuming industrial facilities and LNG export facilities as well as switching from coal to gas for electric power production, particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. With continuing investments in LNG export facilities, the U.S. has become a major global LNG exporter.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a strong recovery which eased during the second half of 2017. Rig counts plunged to less than a quarter of their former level as operators cut back on investments for two consecutive years as their cash flows declined with low oil and gas prices. At the same time, they reduced drilling costs through increased efficiencies, concentrating drilling on the most productive plays, and negotiated lower supply and service costs. Despite lower prices, production levels are now higher than before the collapse in oil prices but rig counts are at 60% of the levels they reached in 2014, reflecting the strong productivity gains made by the U.S. oil and gas drilling industry. In the rest of the world, drilling activity began to decline in the second half of 2014 and has continued to decline during 2015, 2016 and 2017 before beginning a gradual recovery in the second half of 2018. Although drilling activity in the Middle East has been relatively stable, drilling in Latin America and offshore drilling has declined significantly.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy could limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend could accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions are implemented around the world.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide other than the United States and Canada and excluding Iran, Sudan, onshore China, Russia and Syria) and Worldwide, as published by Baker Hughes (“BHGE”), a General Electric company, for the years indicated and the percentage increase or decrease over the previous year. BHGE, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Tenaris S.A. Annual Report 2018

Rig count

	2018	2017	2016	2015	2014
International (*)	988	948	955	1,167	1,337
Canada	191	207	128	193	380
United States	1,032	875	510	977	1,862
Worldwide	2,211	2,029	1,593	2,337	3,578

__________

(*)	International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Percentage increase (decrease) over the previous year

	2018	2017	2016	2015
International (*)	4%	(1%)	(18%)	(13%)
Canada	(7%)	62%	(34%)	(49%)
United States	18%	72%	(48%)	(48%)
Worldwide	9%	27%	(32%)	(35%)

__________

(*)	International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Off-Balance Sheet Arrangements

As of December 31, 2018, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

•	Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks, which was used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of December 31, 2018, the amount outstanding under the loan agreement was $600 million and, as a result, the amount guaranteed by Tenaris was approximately $132 million. For a description of the refinancing of the syndicated loan agreement, the release of Tenaris’s corporate guarantee and the stand-by letters of credit supporting certain covenants under the new facility, see “Recent Developments – Techgen refinancing” below.

•	Tenaris issued a corporate guarantee covering 22% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico S. de R.L. de C.V., and Kinder Morgan Texas Pipeline LLC for a natural gas purchasing capacity of 150,000 million BTU per day starting on August 1, 2016 and ending on July 31, 2036. As of December 31, 2018, our exposure under the guarantee in connection with these agreements amounted to $55.1 million.

In addition, we have various off-balance sheet commitments, as described in note 24 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and other purchase orders” to our audited consolidated financial statements included in this annual report.

Tenaris S.A. Annual Report 2018

Outstanding Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss of range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements (see notes 21 “Non-current allowances and provisions” and 22 “Current allowances and provisions” to our audited consolidated financial statements included in this annual report) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Material Legal Proceedings

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2018. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

CSN claims relating to the January 2012 acquisition of Usiminas’ shares

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsdiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. The Superior Court of Justice will review admissibility of CSN’s appeal, and, if declares it admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

Tenaris S.A. Annual Report 2018

Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $23.2 million, including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL58.8 million (approximately $ 15.2 million, including direct damages, lost profits, interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include an amount currently estimated in BRL50.5 million (approximately $13 million) for damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the audit committee of the Company’s board of directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Petroamazonas Penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, TGS, for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million plus interest thereon which as of the date hereof amount to approximately $2.4 million. On June 27, 2018, TGS initiated arbitration proceedings against PAM before the Quito Chamber of Commerce Arbitration Center, seeking the annulment of the penalties. In September 2018, PAM filed its response to the arbitration claim. The claim is currently in evidentiary stage before the arbitration panel. Tenaris believes, based on the advice of counsel, that PAM had no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, the Company cannot predict the outcome of a claim against a state-owned company.

Tenaris S.A. Annual Report 2018

Contractor’s claim for additional costs

Tenaris Bay City, a U.S. subsidiary of the Company, received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for an amount initially stated to be in excess of $90 million; however, subsequently the contractor amended the amount of the claim to $45 million plus attorneys’ fees and arbitration costs. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel was selected and a scheduling order issued. The parties have already submitted statements of claim and responses to the other party’s claim. The final trial hearings on this matter have begun in February 2019 and an award is expected to be issued by June 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tax assessment in Mexico regarding tax deductions on purchases of scrap

In 2017, Tamsa and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination and provided additional information evidencing compliance with applicable requirements for the challenged tax deductions. On August 30, 2018 and January 24, 2019, administrative decisions were issued in the proceedings against Segeta and Tamsa, respectively, determining a tax obligation in the amount of MXN1,540 million (approximately $78 million) for Segeta and MXN3,749 million (approximately $190 million) for Tamsa. On October 15, 2018 and March 8, 2019, Segeta and Tamsa filed revocation requests (recursos de revocación exclusivos) against the August 2018 decision as to Segeta and the January 2019 decision as to Tamsa. On March 27, 2019, Segeta was notified that the Mexican tax authorities had reversed and left without effects their former tax determination. Tenaris believes, based on the advice of counsel and on the recent favorable resolution regarding Segeta, that it is unlikely that the ultimate resolution of either tax assessment will result in a material obligation.

Putative class actions

The Company is aware that, following its November 27, 2018 announcement that its Chairman and CEO Paolo Rocca was included in an Argentine court investigation known as the Notebooks Case, two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York purportedly on behalf of purchasers of Tenaris securities from May 1, 2014 through November 27, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s CFO. Each complaint alleges that during the class period (May 2014-November 2018), the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Management believes the Company has meritorious defenses to these claims, however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (TCU) for alleged price overcharges on goods supplied to Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL27 million (approximately $7 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Tenaris S.A. Annual Report 2018

Recent Developments

Acquisition of Saudi Steel Pipe Company

a)	Acquisition

On January 21, 2019, Tenaris acquired 47.79% of the shares of SSP, a welded steel pipes producer listed on the Saudi Stock Exchange, for a total amount of SAR529.8 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products to major national oil companies in the region. Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSP’s board of directors and a senior executive with Tenaris was appointed as managing director and Chief Executive Officer of SSP.

The Company has begun consolidating SSP’s balances and results of operations since January 21, 2019.

b)	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million

Property, Plant and Equipment	675	180
Intangible assets	278	74
Investment in associated	77	21
Working capital	168	45
Cash and Cash Equivalents	32	8
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Net assets acquired	878	234

Tenaris acquired 47.79% of the total assets and liabilities shown above, approximately $112 million of net assets.

The preliminary purchase price allocation disclosed above is currently under analysis with the assistance of a third party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over Property, Plant and Equipment, Intangible Assets and Provisions) during the twelve months following the acquisition date.

Agreement to build welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris will hold a 49% interest in the company, while PAO Severstal will own the remaining 51%. The commencement of the project is subject to regulatory approvals and other customary conditions. The plant, which is estimated to require an investment of $240 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons.

Techgen refinancing

On February 13, 2019, Techgen entered into a $640 million loan agreement with several banks to refinance its obligations under the 2014 syndicated loan. Techgen’s obligations under the new facility, which is “non-recourse” on the sponsors, will be guaranteed by a Mexican security trust covering Techgen’ shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Tenaris S.A. Annual Report 2018

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary Tenaris Investments Switzerland AG applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

The proceeds of the new loan, drawn on February 26, 2019, have been used to repay all loans outstanding under the 2014 syndicated facility. Following repayment of such loans, Tenaris’s corporate guarantee thereunder has been automatically released.

Annual Dividend Proposal

On February 20, 2019 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2019, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 21, 2018. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 22, 2019, with an ex-dividend date of May 20, 2019. The consolidated financial statements included in this annual report do not reflect this dividend payable.

Tenaris to Acquire IPSCO Tubulars from TMK

On March 22, 2019, we entered into a definitive agreement to acquire from TMK, a Russian company and manufacturer of steel pipes, 100% of the shares of its wholly owned U.S. subsidiary IPSCO, for $1,209 million. The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions. IPSCO is a U.S. domestic producer of seamless and welded OCTG and line pipe products, with an annual production capacity of 450,000 metric tons of steel bars, 400,000 metric tons of seamless pipes and 1,000,000 metric tons of welded pipes, and production facilities spread throughout the country.

Tenaris S.A. Annual Report 2018

Corporate Governance Statement

The Company’s corporate governance practices are governed by Luxembourg Law, which includes, among others, the Luxembourg Law of August 10, 1915 on commercial companies, or “Luxembourg Company Law”, the law of January 11, 2008, implementing the European Union’s transparency directive and the law of May 24, 2011, implementing the European Union’s directive on the exercise of certain shareholders’ rights in general meetings of listed companies and the Luxembourg law of July 23, 2016, concerning the audit profession (the “Audit Reform Law”) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that the Company’s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company’s shares are traded, please visit our website at: www.tenaris.com/investors/

The Company has adopted a code of conduct incorporating guidelines and standards of integrity and transparency applicable to all of our directors, officers and employees. As far as the nature of each relation permits, principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, we have adopted a supplementary code of ethics, which applies specifically to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and is intended to supplement the Company’s code of conduct. The text of our code of conduct and code of ethics is posted on our Internet website at: www.tenaris.com/en/aboutus/codeofconduct.aspx

Shareholders’ Meetings; Voting Rights; Election of Directors

Each share entitles the holder thereof to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil Electronique des Sociétés et Associations (Luxembourg’s electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. In case shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to the Company’s articles of association, for as long as the shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless otherwise provided by applicable law, only shareholders holding shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the shares validly cast at the meeting. Unless otherwise provided by applicable law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least half of the shares is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be convened in accordance with the Company’s articles of association and applicable law and such second extraordinary general shareholders’ meeting shall validly deliberate regardless of the number of shares represented. In both cases, the Luxembourg Company Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Tenaris S.A. Annual Report 2018

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year but may be reappointed or removed at any time, with or without cause, by the general shareholders’ meeting, by resolution passed by a simple majority vote of the shares validly cast at the meeting. In the case of a vacancy occurring in the board of directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the replaced director.

The next Company’s annual general shareholders’ meeting, that will consider, among other things our Consolidated Financial Statements and Annual Accounts included in this report, will take place in the Company’s registered office in Luxembourg, on Monday May 6, 2019, at 9:30 A.M., Luxembourg time. The current articles of association provide that the annual ordinary general shareholder’s meetings must take place in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convenience notice. The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

Holders of shares deposited in fungible securities accounts have the same rights and obligations as holders of shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must submit, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of shares held on the applicable record date for such meeting.

The notice to the annual general shareholders meeting to be held on May, 2019, and the Shareholder Meeting Brochure and Proxy Statement for the meeting, describing the procedures for attending and voting at the meeting applicable to shareholders is available at the Company’s website at www.tenaris.com/investors, and will be timely filed by the Company with the applicable authorities.

Access to Corporate Records

Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen-day period prior to a general shareholders’ meeting.

Appraisal Rights

In the event the Company’s shareholders approve:

•	the delisting of the shares from all stock exchanges where the shares are listed at that time,

•	a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges),

•	a sale, lease, exchange or other disposition of all or substantially all of the Company’s assets,

•	an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose,

•	the relocation of the Company’s domicile outside of the Grand Duchy of Luxembourg, or

•	amendments to the Company’s articles of association that restrict the rights of the Company’s shareholders;

dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the applicable shareholders’ meeting or (ii) in the event that the shares are not traded on a regulated market, the amount that results from applying the proportion of the Company’s equity that the shares being sold represent over the Company’s net worth as of the date of the applicable shareholders’ meeting.

Tenaris S.A. Annual Report 2018

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the shareholders’ meeting.

If delisting from one or more, but not all, of the stock exchanges where the shares are listed is approved in the shareholders’ meeting, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if:

•	they held the shares as of the date of the announcement by the Company of its intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting; and

•	they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting.

In the event a shareholder exercises its appraisal rights, applicable Luxembourg law provisions shall apply.

Distribution of Assets on Winding-Up

In the event of the Company’s liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts and expenses will be paid out to the holders of the shares in proportion to their respective holdings.

Transferability and Form

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of shares. The shares are issuable in registered form only.

The ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in the Company’s share register. In addition, the Company’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the Company’s share register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, the Company may accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Repurchase of Company shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through a stock exchange in which shares or ADSs are traded, with any applicable laws and regulations of such market.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of the Company’s non-resident or foreign shareholders to hold or vote their shares.

Tenaris S.A. Annual Report 2018

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of eleven directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the Chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting.

Under the Company’s articles of association the board of directors is authorized until 2020 to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company’s articles of association, however, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash;

•	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively “the Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2018

Mr. Roberto Bonatti (1)	Director	President of San Faustin	16	69
Mr. Carlos Condorelli	Director	Director of Tenaris and Ternium	12	67
Mr. Germán Curá	Director	Director and Vice Chairman of the Board of Tenaris	1	56
Mr. Roberto Monti	Director	Member of the board of directors of YPF S.A	14	79
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	16	70
Mr. Paolo Rocca (1)	Director	Chairman and Chief Executive Officer of Tenaris	17	66
Mr. Jaime Serra Puche	Director	Chairman of SAI Consultores	16	67
Mr. Yves Speeckaert	Director	Director of Tenaris	2	58
Ms. Mónica Tiuba	Director	Director of Tenaris	1	40
Mr. Amadeo Vázquez y Vázquez	Director	Director of Tenaris	16	76
Mr. Guillermo Vogel	Director	Director and Vice Chairman of the Board of Tenaris	16	68
__________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Tenaris S.A. Annual Report 2018

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Financial Corporation N.V. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as the Company’s Chief Financial Officer from October 2002 until September 2007. He is also a board member of Ternium. He has held several positions within Tenaris, including also the Chief Financial Officer position in some of the principal Tenaris Group companies and member of the Company’s audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A. (“Edelap”), an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and Chief Executive Officer of Maverick Tubulars and president and Chief Executive Officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of directors of the American Iron and Steel Institute (AISI) and of Deep Ocean AS. He is a marine engineer from the Instituto Tecnológico de Buenos Aires and an MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors and of its audit committee. He is a member of the board of directors of YPF S.A (“YPF). He has served as vice president of exploration and production of Repsol YPF and as chairman and Chief Executive Officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger wire & testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is Chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. Moreover, in Italy, he is member of the board of Bocconi University, of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and our Chief Executive Officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of its audit committee. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, and chairman of the board of BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Yves Speeckaert. Mr. Speeckaert is a member of the Company’s board of directors. He served as director of KPMG Consulting in London, United Kingdom and Sao Paulo, Brazil, where he led various high-profile engagements in the telecom, energy and agri-business industries. He was also director of structured finance of Banca Intesa-Sanpaolo (London). Since 2010 he is a Luxembourg-based independent director of regulated investment funds (mostly private equity, RE, and UCITS funds, as well as impact funds) and he is a member of the board of directors of several industrial holdings. He is also active in carbon offsetting and climate change mitigation strategies with funds, governments and corporations particularly as related to Corporate Environmental and Social Responsibility (ESR). He is a member of the Luxembourg Institute of Administrators (ILA). He holds an MBA from the University of California at Berkeley. Mr. Speeckaert is a Belgian citizen.

Tenaris S.A. Annual Report 2018

Mónica Tiuba. Ms. Tiuba is a member of the Company’s board of directors and of its audit committee. She is a Brazilian qualified lawyer and accountant with over 17 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She holds a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors and the chairman of its audit committee. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He is a business consultant and previously served as Chief Executive Officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, and Chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He is the chairman of Grupo Collado and Exportaciones IM Promoción, and served as president of Canacero until April 16, 2018. Mr. Vogel is also a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, Banco Santander (México) S.A, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

Board members Monti, Serra Puche, Speeckaert, Tiuba, Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and board members Messrs. Monti, Serra Puche, Speeckaert and Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association.

Director Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under the Luxembourg Company Law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg Company Law on commercial companies or the Company’s articles of association.

Under Luxembourg law, unless the decision of the board of directors relates to ordinary business entered into under normal conditions, any director having a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the board of directors, must advise the board thereof and cause a record of his statement to be included in the minutes of the meeting, and may not take part in these deliberations. At the next following general meeting, before any other resolution is put to vote, a special report must be made on any transactions in which any of the directors may have had an interest conflicting with that of the Company.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting which decided upon discharge of such directors or members, owned securities with the right to vote at such meeting representing at least ten per cent of the votes attaching to all securities.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, any such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of the Luxembourg Company Law or the Company’s articles of association, nor will it release the directors from liability for any personal loss of the shareholders independent and separate from the losses suffered by the Company due to a breach either revealed and unrevealed of either the Luxembourg Company Law or the Company’s articles of association.

Tenaris S.A. Annual Report 2018

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:

•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The audit committee of the Company’s board of directors currently consists of four members: Roberto Monti, Jaime Serra Puche, Mónica Tiuba and Amadeo Vázquez y Vázquez, who were appointed to the audit committee on May 2, 2018. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche and Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association. The board of directors of the Company has determined that Ms. Tiuba is competent in accounting or auditing matters. In addition, the membership of the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions.

The audit committee operates under a charter which has been amended and restated by the board of directors on October 31, 2018, to implement adequate procedures to discharge the audit committee’s duties and responsibilities under applicable law, including the Audit Reform Law. The audit committee assists the board of directors in its oversight responsibilities relating to (i) the integrity of the Company’s financial statements; (ii) the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting; and (iii) the independence and performance of the Company’s external auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors or required to be performed by it under applicable laws and regulations.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•	any transaction between the Company or its subsidiaries with related parties (i) with an individual value equal to or greater than $10 million, or (ii) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

Tenaris S.A. Annual Report 2018

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary promptly provide all information necessary for the audit committee to assess the material transactions with related parties that it is required to review. A material related party transaction shall not be entered into without prior review by the Company’s audit committee and subsequent approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before the time it can actually be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s board of directors does not approve it.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

In addition, the Company has established at management-level a critical risk committee that assists the Company’s board of directors, the audit committee and the Chief Executive Officer with the oversight of risks to which Tenaris is exposed and in the monitoring and review of the risk management framework and processes, with a focus on those risks deemed to be critical. In the performance of its functions, the critical risk committee facilitates the identification and assessment of critical risks (including cybersecurity, environmental, health and safety, product liability, intellectual property, financial reporting and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The critical risk committee periodically reports to the board of directors, the audit committee and the Chief Executive Officer on its activities.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2018

Mr. Paolo Rocca	Chairman and Chief Executive Officer	66
Mr. Edgardo Carlos	Chief Financial Officer	52
Mr. Antonio Caprera	Chief Industrial Officer	58
Mr. Gabriel Casanova	Chief Supply Chain Officer	60
Mr. Alejandro Lammertyn	Chief Digital and Planning Officer	53
Ms. Paola Mazzoleni	Chief Human Resources Officer	42
Mr. Marcelo Ramos	Chief Technology Officer	55
Mr. Guillermo Gabriel Moreno (1)	President, Canada	54
Mr. Luca Zanotti (1)	President, United States	51
Mr. Sergio de la Maza (1)	President, Mexico	62
Mr. Ricardo Prosperi (1)	President, Andean	56
Mr. Renato Catallini	President, Brazil	52
Mr. Javier Martínez Alvarez	President, Southern Cone	52
Mr. Gabriel Podskubka	President, Eastern Hemisphere	45
Mr. Michele Della Briotta	President, Europe	46
__________
(1)	Effective as of May 2, 2018, Germán Curá ceased to act as president of our North American operations and was appointed as member of the board of directors. His position was dissolved and Luca Zanotti continued to act as the president of our U.S. operations and Guillermo Gabriel Moreno continued to act as the president of our Canadian operations. Effective October 1, 2018, the position President, Central America, under Sergio de la Maza was dissolved, replaced by President, Mexico, under Sergio de la Maza, and President, Andean, under Ricardo Prosperi.

Tenaris S.A. Annual Report 2018

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our Chief Executive Officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Edgardo Carlos. Mr. Carlos currently serves as our Chief Financial Officer, a position he has held since 2013. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.

Antonio Caprera. Mr. Caprera currently serves as our Chief Industrial Officer, a position he assumed in April 2017. He joined the company in 1990. From 2000 to 2006 he served as quality director at Dalmine in Italy, where he later assumed responsibilities as production director until 2012. From that year and until 2015 he served as production director at Siderca in Argentina, after which he assumed responsibilities as global industrial coordinator based in Mexico until March 2017. Mr. Caprera is an Italian citizen.

Gabriel Casanova. Mr. Casanova currently serves as our Chief Supply Chain Officer, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987. In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our Chief Digital and Planning Officer. He has served as our Chief Planning and Commercial Coordination Officer since 2013 and assumed additional responsibility for digital strategy and implementation in January 2019. Mr. Lammertyn began his career with Tenaris in 1990. Previously, he served as assistant to the chief executive officer for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Paola Mazzoleni. Ms. Mazzoleni currently serves as our Chief Human Resources Officer, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company’s Global Trainee Program and then served as the regional head in Italy of Tenaris University. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen.

Marcelo Ramos. Mr. Ramos currently serves as our Chief Technology Officer, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes. He joined the Techint Group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Guillermo Gabriel Moreno. Mr. Moreno currently serves as our president of our operations in Canada. He first joined Siderca in 1987 and gained progressive responsibilities in finance and marketing positions until 1993. From 1993 to 1996, he became responsible for sales in Latin America. In 1996 he became Tamsa’s exports sales director. In 1999 he became the director of the Pipeline Services business unit and eventually took over the position of director of Oilfield Services business unit in 2004. He served as planning director from 2010 to 2012, when he assumed his current position. Mr. Moreno is an Argentine citizen.

Luca Zanotti. Mr. Zanotti currently serves as president of our operations in the United States. In 2002, he joined Exiros, the procurement company for the Techint Group, as planning and administration director. He was later promoted to raw materials director and in July 2007 became managing director of Exiros, a position he held until 2010. He served as regional manager Europe, and managing director of Dalmine from 2011 to 2015, when he assumed his current position. Before joining the Techint Group, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

Tenaris S.A. Annual Report 2018

Sergio de la Maza. Mr. de la Maza currently serves as our president, Mexico and also serves as managing director and executive vice-president of Tamsa. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2003. Mr. de la Maza is a Mexican citizen.

Ricardo Prosperi. Mr. Prosperi currently serves as president of our operations in the Andean Region, Central America and the Caribbean, based in Colombia. He joined the Techint Group in 1985, working in the Siderar planning department. From 1985 to 1998, Mr. Prosperi worked in several positions in Siderar before becoming the exports general manager of Sidor. He later went on to be the commercial director in Siderar. After a period as president of Ternium Sidor in Venezuela and then International Area Manager for Ternium, he joined Tenaris in 2010, assuming his current position. Mr. Prosperi is an Argentine citizen.

Renato Catallini. Mr. Catallini currently serves as president of our operations in Brazil, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

Javier Martínez Álvarez. Mr. Martínez Álvarez currently serves as president of our operations in the Southern Cone, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint Group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.

Gabriel Podskubka. Mr. Podskubka currently serves as president of our operations in the Eastern Hemisphere, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for four years. After graduating as an industrial engineer Mr. Podskubka joined the Techint Group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

Michele Della Briotta. Mr. Della Briotta currently serves as president of our operations in Europe, a position he assumed in July 2016. He first joined Tenaris in 1997 and has worked in areas such as industrial planning, operations, supply chain and commercial in Italy, Mexico, Argentina and the United States. Most recently he served as Tenaris’s area manager for Romania. Mr. Della Briotta is an Italian citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2018 a fee of $115,000. The chairman of the audit committee received as additional compensation a fee of $65,000, while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2018, 2017 and 2016, the cash compensation of directors and senior managers amounted to $33.7 million, $45.8 million and $38.6 million, respectively. These amounts include cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, directors and senior managers received 558, 484 and 500 thousand units for a total amount of $5.6 million, $4.7 million and $4.8 million, respectively, in connection with the Employee retention and long-term incentive program described in note O (3) “Employee benefits - Other long term benefits” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Tenaris S.A. Annual Report 2018

Auditors

The Company’s articles of association require the appointment of an external audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).

Auditors are appointed by the general shareholders’ meeting upon recommendation from the Company’s audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, the auditors report directly to the audit committee.

Pursuant to its charter, the Company’s audit committee is responsible for, among other things, the oversight of the independence and performance of the Company’s external auditors. The audit committee is also responsible to consider and make recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the audit committee is responsible to review the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors. On a yearly basis, in the performance of its functions, the audit committee considers the appointment of the Company’s external auditors and reviews, together with management and the external auditor, the audit plan, audit related services and other non-audit services. The audit committee eventually requests the board of diretors to submit the audit committee’s recommendation for the appointment of the Company’s external auditor for each fiscal year and the payment of applicable fees, for final approval by the general shareholders’ meeting. The general shareholders’ meeting regularly approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

Our independent approved statutory auditor for the fiscal year ended December 31, 2018, appointed by the shareholders’ meeting held on May 2, 2018, was PwC Luxembourg, in connection with the Company’s annual accounts and our consolidated financial statements. At the next annual general shareholders’ meeting, it will be proposed that PwC Luxembourg be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2019, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2019 annual accounts.

Fees Paid to the Company’s External Auditor

In 2018 and 2017, PwC served as the principal external auditor for the Company. Fees for the years ended December 31, 2018 and 2017 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2018	2017

Audit Fees	3,841	3,995
Audit-Related Fees	43	88
Tax Fees	-	23
All Other Fees	7	30
Total	3,891	4,136

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the U.S. Securities and Exchange Commission or other regulatory filings.

Tenaris S.A. Annual Report 2018

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Fees paid for tax compliance professional services.

All Other Fees

Fees paid for the support in the development of training courses.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s external auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its external auditors.

Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s external auditors. On a yearly basis, the audit committee reviews together with management and the external auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

Share Ownership

To our knowledge, the total number of shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report was 933,817, which represents 0.08% of our outstanding shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held

Guillermo Vogel	850,446
Carlos Condorelli	67,211
Guillermo G. Moreno	8,214
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Total	933,817

Major Shareholders

The following table shows the beneficial ownership of the shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), non-affiliated public shareholders, and (2) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Tenaris S.A. Annual Report 2018

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Directors and senior management as a group	933,817	0.08%
Public	465,997,826	39.47%
Total	1,180,536,830	100.00%

__________

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation RP STAK holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Luxembourg Registre de Commerce et des Sociétés.

The Company’s authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary general shareholder’s meeting. The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $1.00 per share. There were 1,180,536,830 shares issued as of December 31, 2018. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of reserves, at such time and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or in their discretion resolve. The validity period of such authorization will expire (unless renewed) on June 5, 2020.

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of the shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any pre-emptive subscription rights provided for by law and related procedures. The validity period of such authorization will expire (unless renewed) on June 5, 2020. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

•	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates, including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive for any such persons or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Tenaris S.A. Annual Report 2018

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of the Company’s shares.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of the Company’s outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.08% of the Company’s outstanding shares, while the remaining 39.47% are publicly traded. The Company’s shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of the Company’s outstanding securities has any special control rights. The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party which take effect, alter or terminate in the event of a change of control of the Company. There are no agreements between the Company and members of its board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases following a change in control of the Company.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms. See “Corporate Governance – Board of Directors”.

Tenaris S.A. Annual Report 2018

Related Party Transactions

Tenaris is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see “Corporate Governance – Audit Committee”.

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars made under a long-term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $102 million in 2018, $120 million in 2017 and $9 million in 2016.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $38 million in 2018, $43 million in 2017 and $18 million in 2016.

•	Purchases of scrap and other raw materials for use in the production of seamless pipes, which amounted to $2 million in 2018.

In the ordinary course of business, we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $68 million in 2018, $43 million in 2017 and $34 million in 2016.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $11 million in 2018, $26 million in 2017 and $14 million in 2016.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $13 million in 2018, $11 million in 2017 and $12 million in 2016. On January 29th 2019, the electric power generation facility was shut down.

Purchase Agency Services and Sales of Materials

Exiros B.V. (“Exiros”), in which we have 50% share ownership and Ternium has the remaining 50% share ownership, provides to Tecpetrol and other companies controlled by San Faustin with purchase agency services and sales of raw materials and other products. Under the Exiros shareholder arrangements, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ sales to companies controlled by San Faustin totaled $16 million in 2018.

Supply of Electric Energy

Techgen is an electric power plant in Mexico, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen became fully operational on December 1, 2016. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Sales to Tenaris amounted to $36 million in 2018, $29 million in 2017 and $4 million in 2016.

Tenaris S.A. Annual Report 2018

Supply of Natural Gas

We are party to contracts with Tecpetrol, Transportadora de Gas Norte S.A. (“TGN”), Litoral Gas and Energy Consulting Services relating to the supply of natural gas to our operations in Argentina. Tecpetrol, a company controlled by San Faustin, is engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, while Litoral Gas distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $95 million in 2018 and $7 million in 2017.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $8 million in 2018, $3 million in 2017 and $2 million in 2016.

Litoral Gas’s sales to Tenaris totaled $3 million in 2018, $5 million in 2017 and $3 million in 2016.

Energy Consulting Services’s sales to Tenaris totaled $2 million in 2018, $7 million in 2017 and $5 million in 2016.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $33 million in 2018, $40 million in 2017 and $45 million in 2016.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $129 million in 2018, $95 million in 2017 and $34 million in 2016.

Sales of Other Products and Services

We provide information technology services to companies controlled by San Faustin. Sales of these services amounted to $2 million in 2018, $2 million in 2017 and $2 million in 2016.

Administrative, Legal and Other Support Services

Finma S.A., Arhsa S.A (merged with Finma on January 1, 2018) and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative, legal and other support services to San Faustin’s affiliates in Argentina, including Tenaris. Fees accrued for these services amounted to $10 million in 2018, $12 million in 2017 and $11 million in 2016.

Loans to Related Parties

We financed Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding loans to Techgen as of December 31, 2018, amounted to $99 million, as of December 31, 2017 to $93 million, and as of December 31, 2016 to $86 million. These loans generated interest gains in favor of Tenaris in an amount of $5 million in 2018, $4 million in 2017 and $2 million in 2016.

Tenaris S.A. Annual Report 2018

Other Transactions

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $9 million in 2018, $3 million in 2017 and $11 million in 2016.

We purchased industrial cleaning equipment from companies controlled by San Faustin for an amount of $3 million in 2016.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are believed to be material.

Tenaris S.A. Annual Report 2018

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes.

The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be determined by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, but payment of such dividends must be finally approved by the Company’s general shareholders’ meeting.

As provided by Article 21 of the Company’s articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors. The Company will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the Company’s articles of association, that payment shall release the Company from any and all obligations for such payment.

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See “Principal Risks and Uncertainties – Risks Relating to the Structure of the Company – As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2018, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend			Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 7, 2014	508	0.43	0.86	November 2013	May 2014
May 6, 2015	531	0.45	0.90	November 2014	May 2015
May 4, 2016	531	0.45	0.90	November 2015	May 2016
May 3, 2017	484	0.41	0.82	November 2016	May 2017
May 2, 2018	484	0.41	0.82	November 2017	May 2018

On February 20, 2019 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 6, 2019, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 21, 2018. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 22, 2019, with an ex-dividend date of May 20, 2019.

Tenaris S.A. Annual Report 2018

Employees

The following table shows the number of persons employed by Tenaris as of December 31:

	2018	2017	2016

Mexico	5,728	5,139	4,968
Argentina	5,569	5,221	4,755
USA	2,410	1,953	1,636
Italy	2,173	2,088	1,979
Romania	1,877	1,870	1,631
Brazil	1,374	1,382	1,166
Colombia	1,106	1,003	750
Canada	1,034	919	473
Indonesia	554	506	509
Japan	399	410	458
Other Countries	1,248	1,114	1,074
	23,472	21,605	19,399
Employees in discontinued operations	-	-	(323)
Total employees in continuing operations	23,472	21,605	19,076

The number of our employees increased 9% during 2018 as we continued to adjust our operations to face the increase in drilling activity and demand of pipes. Our labor costs worldwide related to continuing operations also increased 9%.

The acquisition of SSP in January 2019 resulted in the incorporation of approximately 850 new employees.

Approximately 63% of our employees are unionized. In all the countries we have presence, we operate in the fully respect of the institutional rules and local norms, generating recognized agreements among all the parties involved. Nevertheless, as forging the relationship with the unions imply negotiations, the complexity of the conversations is high. Concerning the punctual situation in Mexico that developed during 2017 and that goes beyond our company, the leader was confirmed in the position and although the Union is facing internal differences, our activities in the plant remain normal.

Diversity

Tenaris embraces diversity in all its forms, on the understanding that diverse points of view and perspectives contribute to the rational solution of problems and the effective accomplishment of goals. Diversity based on ethnicity, gender, creed, race and nationality is part of Tenaris’s DNA and constitutes an important differentiation aspect of our uniqueness as a global enterprise. Tenaris, as a global organization that draws its workforce from diverse cultures and backgrounds, values cultural and geographic adaptability among its employees.

The Company’s Code of Conduct prohibits unlawful discrimination in employment relationship and grants all persons the right to apply for a position in Tenaris or to be considered for a new position in accordance with opening requirements and merit criteria, without any arbitrary discrimination. All employees, at every level, must cooperate to maintain a respectful environment should there be personal differences.

Similarly, the Company’s Human Resources Policy promotes equal opportunity and provides that hiring, promotion, transfer and other employment decisions will be adopted without regard to race, color, religion, gender, age, disability, national origin or sexual orientation. Compensation in Tenaris is strictly based on each employee’s duties and personal performance, competencies and behavior. In addition, Tenaris conducts periodic employees’ opinion surveys to have updated information on how our employees perceive the equal opportunities culture and management’s commitment with diversity and respect for the value of human, cultural and lifestyle differences. Finally, Tenaris has organized local diversity committees in all regions working on specific regional objectives on diversity.

Tenaris S.A. Annual Report 2018

Non-financial Information

Tenaris is committed to building a culture of transparency and integrity, based on ethical behavior and compliance with the law. We believe this is essential for the sustainability of our activities.

As of 2016 we formalized an integrated risk-based methodology to better identify, evaluate and prioritize the sustainability challenges that can impact our ability to achieve our goals and our relationship with our stakeholders.

The non-financial information required by article 1730-1 of the Luxembourg Company Law and articles 68 and 68bis of the Luxembourg law of December 19, 2002 on the commercial and companies register and on the accounting records and annual accounts and undertakings, as amended, has been published under the name of “Sustainability Report” as of the date of this annual report and is available on www.tenaris.com (http://ir.tenaris.com/reports.cfm).

Tenaris S.A. Annual Report 2018

Management Certification

We confirm, to the best of our knowledge, that:

1.	the consolidated financial statements prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and in accordance with IFRS as adopted by the European Union, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.	the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.	the consolidated management report on the consolidated financial statements included in this annual report, which has been combined with the management report on the annual accounts included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

Chief Executive Officer

Paolo Rocca

April 1, 2019

/s/ Edgardo Carlos_____

Chief Financial Officer

Edgardo Carlos

April 1, 2019

Financial Information

Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

pwc

Audit report

To the Shareholders of
Tenaris S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. (the "Company") and its subsidiaries (the "Group") as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as adopted by the European Union.

Our opinion is consistent with our additional report to the Audit Committee of the Company's Board of Directors (the "Audit Committee").

What we have audited

The Group's consolidated financial statements comprise:

- the consolidated statement of financial position as at 31 December 2018;
- the consolidated income statement for the year then ended;
- the consolidated statement of comprehensive income for the year then ended;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under the EU Regulation No 537/2014, the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2018	2017	2016
Continuing operations
Net sales	1	7,658,588	5,288,504	4,293,592
Cost of sales	2	(5,279,300)	(3,685,057)	(3,165,684)
Gross profit		2,379,288	1,603,447	1,127,908
Selling, general and administrative expenses	3	(1,509,976)	(1,270,016)	(1,196,929)
Other operating income	5	15,059	10,516	21,127
Other operating expenses	5	(12,558)	(9,359)	(11,163)
Operating income (loss)		871,813	334,588	(59,057)
Finance income	6	39,856	47,605	66,204
Finance cost	6	(36,942)	(27,072)	(22,329)
Other financial results	6	34,386	(43,550)	(21,921)
Income (loss) before equity in earnings of non-consolidated companies and income tax		909,113	311,571	(37,103)
Equity in earnings of non-consolidated companies	11	193,994	116,140	71,533
Income before income tax		1,103,107	427,711	34,430
Income tax	7	(229,207)	17,136	(17,102)
Income for continuing operations		873,900	444,847	17,328

Discontinued operations
Result for discontinued operations	27	-	91,542	41,411
Income for the year		873,900	536,389	58,739

Attributable to:
Owners of the parent		876,063	544,737	55,298
Non-controlling interests		(2,163)	(8,348)	3,441
		873,900	536,389	58,739
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.74	0.38	0.01
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.48	0.77	0.02
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.74	0.46	0.05
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.48	0.92	0.09

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2018	2017	2016
Income for the year	873,900	536,389	58,739
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(96,916)	151,762	37,187
Change in value of cash flow hedges and instruments at fair value	(6,701)	4,502	(7,525)
Income tax relating to components of other comprehensive income	34	23	(23)
From participation in non consolidated companies:
- Currency translation adjustment (*)	1,848	(9,548)	3,473
- Changes in the fair value of derivatives held as cash flow hedges and others	(132)	512	421
	(101,867)	147,251	33,533
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	7,963	(8,635)	(230)
Income tax on items that will not be reclassified	(1,932)	1,338	(1,760)
Remeasurements of post employment benefit obligations of non-consolidated companies	(3,855)	(376)	(5,475)
	2,176	(7,673)	(7,465)
Other comprehensive (loss) income for the year, net of tax	(99,691)	139,578	26,068
Total comprehensive income for the year	774,209	675,967	84,807
Attributable to:
Owners of the parent	776,713	683,531	81,702
Non-controlling interests	(2,504)	(7,564)	3,105
	774,209	675,967	84,807
Total comprehensive income for the year
attributable to Owners of the parent arises from
Continuing operations	776,713	591,989	40,291
Discontinued operations	-	91,542	41,411
	776,713	683,531	81,702

(*) Tenaris recognized its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium ($49.3 million) in other comprehensive income as a currency translation adjustment.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2018		At December 31, 2017
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,063,908		6,229,143
Intangible assets, net	10	1,465,965		1,660,859
Investments in non-consolidated companies	11	805,568		640,294
Other equity investments	30	-		21,572
Other investments	17	118,155		128,335
Deferred tax assets	19	181,606		153,532
Receivables, net	12	151,905	8,787,107	183,329	9,017,064
Current assets
Inventories, net	13	2,524,341		2,368,304
Receivables and prepayments, net	14	155,885		135,699
Current tax assets	15	121,332		132,334
Trade receivables, net	16	1,737,366		1,214,060
Derivative financial instruments	23	9,173		8,230
Other investments	17	487,734		1,192,306
Cash and cash equivalents	17	428,361	5,464,192	330,221	5,381,154
Total assets			14,251,299		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent			11,782,882		11,482,185
Non-controlling interests			92,610		98,785
Total equity			11,875,492		11,580,970
LIABILITIES
Non-current liabilities
Borrowings	18	29,187		34,645
Deferred tax liabilities	19	379,039		457,970
Other liabilities	20 (i)	213,129		217,296
Provisions	21 (ii)	36,089	657,444	36,438	746,349
Current liabilities
Borrowings	18	509,820		931,214
Derivative financial instruments	23	11,978		39,799
Current tax liabilities	15	250,233		102,405
Other liabilities	20 (ii)	165,693		157,705
Provisions	22 (ii)	24,283		32,330
Customer advances		62,683		56,707
Trade payables		693,673	1,718,363	750,739	2,070,899
Total liabilities			2,375,807		2,817,248
Total equity and liabilities			14,251,299		14,398,218

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 24.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Section II AP)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017 restated	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988

Income (loss) for the year	-	-	-	-	-	876,063	876,063	(2,163)	873,900
Currency translation adjustment	-	-	-	(96,673)	-	-	(96,673)	(243)	(96,916)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	6,135	-	6,135	(104)	6,031
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,673)	-	(6,673)	6	(6,667)
From other comprehensive income of non-consolidated companies	-	-	-	1,848	(3,987)	-	(2,139)	-	(2,139)
Other comprehensive loss for the year	-	-	-	(94,825)	(4,525)	-	(99,350)	(341)	(99,691)
Total comprehensive income (loss) for the year	-	-	-	(94,825)	(4,525)	876,063	776,713	(2,504)	774,209
Acquisition and other changes in non-controlling interests	-	-	-	-	(2)	-	(2)	(22)	(24)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(3,661)	(487,681)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2018 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 24.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income (loss) for the year	-	-	-	-	-	544,737	544,737	(8,348)	536,389
Currency translation adjustment	-	-	-	151,080	-	-	151,080	682	151,762
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,423)	-	(7,423)	126	(7,297)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	4,549	-	4,549	(24)	4,525
From other comprehensive income of non-consolidated companies	-	-	-	(9,548)	136	-	(9,412)	-	(9,412)
Other comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	-	138,794	784	139,578
Total comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	544,737	683,531	(7,564)	675,967
Acquisition and other changes in non-controlling interests	-	-	-	-	(4,743)	-	(4,743)	4,694	(49)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(24,000)	(508,020)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	-	-	-	-	-	55,298	55,298	3,441	58,739
Currency translation adjustment	-	-	-	37,339	-	-	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,781)	-	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(7,573)	-	(7,573)	25	(7,548)
From other comprehensive income of non-consolidated companies	-	-	-	3,473	(5,054)	-	(1,581)	-	(1,581)
Other comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	-	26,404	(336)	26,068
Total comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition and other changes in non-controlling interests	-	-	-	-	2	-	2	(1,073)	(1,071)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(29,089)	(536,720)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2017 and 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2018	2017	2016
Cash flows from operating activities
Income for the year		873,900	536,389	58,739
Adjustments for:
Depreciation and amortization	9 & 10	664,357	608,640	662,412
Income tax accruals less payments	26(ii)	58,494	(193,989)	(128,079)
Equity in earnings of non-consolidated companies	11	(193,994)	(116,140)	(71,533)
Interest accruals less payments, net	26(iii)	6,151	11,550	(2,567)
Changes in provisions		(8,396)	(17,245)	15,597
Income from the sale of Conduit business	27	-	(89,694)	-
Changes in working capital	26(i)	(737,952)	(853,184)	330,964
Derivatives, currency translation adjustment and others		(51,758)	91,648	(1,968)
Net cash provided by (used in) operating activities		610,802	(22,025)	863,565

Cash flows from investing activities
Capital expenditures	9 & 10	(349,473)	(558,236)	(786,873)
Changes in advance to suppliers of property, plant and equipment		4,851	7,077	50,989
Proceeds from disposal of Conduit business	27	-	327,631	-
Investment in non-consolidated companies	11	-	-	(17,108)
Acquisition of subsidiaries	25	-	(10,418)	-
Investment in companies under cost method		-	(3,681)	-
Loan to non-consolidated companies	11 c	(14,740)	(10,956)	(116,616)
Repayment of loan by non-consolidated companies	11 c	9,370	3,900	74,222
Proceeds from disposal of property, plant and equipment and intangible assets		6,010	5,443	23,609
Dividends received from non-consolidated companies	11	25,722	22,971	20,674
Changes in investments in securities		717,368	565,387	652,755
Net cash provided by (used in) investing activities		399,108	349,118	(98,348)

Cash flows from financing activities
Dividends paid	8	(484,020)	(484,020)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(3,498)	(24,000)	(29,089)
Changes in non-controlling interests		(24)	(49)	(1,071)
Proceeds from borrowings		1,019,302	1,196,781	1,180,727
Repayments of borrowings		(1,432,202)	(1,090,129)	(1,295,560)
Net cash used in financing activities		(900,442)	(401,417)	(652,624)

Increase (decrease) in cash and cash equivalents		109,468	(74,324)	112,593
Movement in cash and cash equivalents
At the beginning of the year		330,090	398,580	286,198
Effect of exchange rate changes		(12,841)	5,834	(211)
Increase (decrease) in cash and cash equivalents		109,468	(74,324)	112,593
At December 31,	26(iv)	426,717	330,090	398,580

		At December 31,
Cash and cash equivalents		2018	2017	2016
Cash and bank deposits		428,361	330,221	399,900
Bank overdrafts	18	(1,644)	(131)	(1,320)
		426,717	330,090	398,580

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Income tax
F	Intangible assets	8	Dividends distribution
G	Impairment of non-financial assets	9	Property, plant and equipment, net
H	Other investments	10	Intangible assets, net
I	Inventories	11	Investments in non-consolidated companies
J	Trade and other receivables	12	Receivables - non current
K	Cash and cash equivalents	13	Inventories
L	Equity	14	Receivables and prepayments
M	Borrowings	15	Current tax assets and liabilities
N	Current and deferred income tax	16	Trade receivables, net
O	Employee benefits	17	Cash and cash equivalents and other investments
P	Provisions	18	Borrowings
Q	Trade and other payables	19	Deferred income tax
R	Revenue recognition	20	Other liabilities
S	Cost of sales and other selling expenses	21	Non-current allowances and provisions
T	Earnings per share	22	Current allowances and provisions
U	Financial instruments	23	Derivative financial instruments
V	Non-current assets held for sale and discontinued operations	24	Contingencies, commitments and restrictions on the distribution of profits
		25	Acquisition of subsidiaries
III	FINANCIAL RISK MANAGEMENT	26	Cash flow disclosures
		27	Discontinued Operations
A	Financial risk factors	28	Related party transactions
B	Category of financial instruments and classification within the fair value hierarchy	29	Principal subsidiaries
C	Fair value estimation	30	Nationalization of Venezuelan subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Fees paid to the Company's principal accountant
		32	Subsequent events
		33	Update as of April 1, 2019

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 20, 2019.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A       Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, in January 2017, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all comparative amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 27, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates.

(1)	Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris

IFRS 9, “Financial instruments”

Tenaris has adopted IFRS 9, “Financial instruments” from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 9, Tenaris has adopted the new rules using the retrospective approach, meaning that the cumulative impact of the adoption was recognized in the opening retained earnings and other reserves of the current period as of January 1, 2018 and that comparatives were not restated.

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. The impact of this change was a decrease of $6.4 million in the allowance for doubtful accounts.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

A       Basis of presentation (Cont.)

(1)	Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments” (Cont.)

The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 at January 1, 2018 are compared as follows:

Financial Assets	FVPL	Held to maturity	Amortized cost (loans & receivables 2017)	FVOCI (Available for sale 2017)
Closing balance December 31, 2017 - IAS 39	1,163,808	344,336	1,541,724	21,572
Reclassified bonds and other fixed income from HTM to FVOCI	-	(344,336)	-	344,336
Reclassified fixed income from FVPL to amortized cost	(550,646)	-	550,646	-
Reclassified bonds and other fixed income from FVPL to FVOCI	(153,702)	-	-	153,702
Opening balance January 1, 2018 - IFRS 9	459,460	-	2,092,370	519,610

Financial Liabilities
Closing balance December 31, 2017 - IAS 39	39,799		1,716,598
Opening balance January 1, 2018	39,799		1,716,598

	Effect on other reserves	Effect on retained earnings
Opening balance January 1, 2018 - IAS 39	(320,569)	10,718,853
Reclassify investments from HTM to FVOCI	3,126	-
Reclassify investments from FVPL to FVOCI	(352)	352
Opening balance January 1, 2018 - IFRS 9	(317,795)	10,719,205

IFRS 15, “Revenue from contracts with customers”

The Company has adopted IFRS 15, “Revenue from contracts with customers” from January 1 2018, which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The policy sets out the requirements in accounting for revenue arising from contracts with customers and is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. In accordance with the transition provisions in IFRS 15, the group has adopted the new rules using the modified retrospective approach, meaning that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that comparatives were not restated.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses was a decrease of $0.7 million net.

(2)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet (except for short term and low value leases), as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

The Company has assessed the effects of applying the new standard and the main area affected will be the accounting for operating leasing.

The Company expects to recognize right-of-use assets and lease liabilities of approximately $260 million on January 1, 2019.

The Company intends to adopt this standard using the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

Other accounting pronouncements that became effective during 2018 have no material effect on the Company’s financial condition or results of operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

B       Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

B       Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

Ternium

At December 31, 2018, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à.r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

Usiminas

At December 31, 2018, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.07% of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) total share capital.

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. A shareholders’ agreement governed the rights and obligations of the several control group members.

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2018 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

In 2014, a conflict arose between the T/T Group (comprising Confab and Ternium’s subsidiaries Ternium Investments, Ternium Argentina and Prosid Investments) and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) with respect to the governance of Usiminas.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, and on April 10, 2018, the T/T Group entities (including Confab), NSSMC and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders agreement (the “New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); NSSMC holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the Chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the May 2018 election of Usiminas’ executive board. Such exit mechanism shall apply with respect to shares held by NSSMC and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

B       Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

Usiminas (Cont.)

In connection with the execution of the New SHA, Confab and the Ternium entities amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA. The rights of Confab and Ternium and its subsidiaries within the Ternium - Tenaris Group are governed under such amended and restated separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, and consequently, accounted it for under the equity method (as defined by IAS 28).

Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. and 22% by Tenaris. Techgen operates a natural gas-fired combined electric power plant in the Pesquería area of the State of Nuevo Leon, México. Tenaris, Ternium and Tecpetrol International S.A. are parties to a shareholders’ agreement relating to the governance of Techgen, In addition, the Company, Ternium and Tecpetrol International S.A. are under the indirect common control of San Faustin S.A. Those circumstances evidence that Tenaris has significant influence over Techgen, and consequently, accounted it for under the equity method (as defined by IAS 28).

Tenaris carries its investment in Ternium, Usiminas and Techgen under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2018, 2017 and 2016, no impairment provisions were recorded on Tenaris’s investment in Ternium and Usiminas. See Note 11.

C       Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

D       Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised), “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

E       Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2018, 2017 and 2016.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F       Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

F       Intangible assets (Cont.)

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2018, 2017 and 2016.

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2018 and 2017, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2018, 2017 and 2016.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2018, 2017 and 2016 totaled $63.4 million, $63.7 million and $68.6 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick and 10 years for Hydril.

Maverick’s Tubes business, has experienced a significant change in its customers portfolio. While initially Maverick was selling OCTG products mostly to distributors, today it is selling mostly through Rig Direct® to end users. By the end of 2018, Maverick supplied the majority of its customers of OCTG products with Rig Direct® services. Additionally, line pipe products while still being sold largely to distributors due to the different nature of this market, are now focused on large pipeline projects through a completely different set of distributors. Based on these circumstances, the Company has reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2018 the residual value of Maverick’s coiled tubing customer relationships amounts to $19.9 million and the residual useful life is 2 years, while Hydril’s customer relationships is fully amortized.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

G       Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count), capital expenditure programs for Tenaris’s customers, and raw material costs.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2018, the main discount rates used were in a range between 8.7% and 11.7%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

G       Impairment of non-financial assets (Cont.)

- Growth rate: considers the long-term average growth rate for the oil and gas industry, the inflation impact on prices and costs, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

- Oil and gas prices and customer’s capital expenditures: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices, and the evolution of the rig count.

As of December 31, 2018, for all CGUs, a reasonably possible change in key assumptions would not cause the carrying amount to exceed recoverable amount.

No impairment charge was recorded in 2018, 2017 and 2016.

H        Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets “at fair value through other comprehensive income” (FVTOCI). They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVTOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I       Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs is based on the normal level of production capacity. Supplies and raw material cost is mainly based on the FIFO method while goods in progress and finished goods cost are mainly based on specific historical production costs for each production order. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

J       Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

K       Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L       Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2018, 2017 and 2016 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 24 (iii)).

M       Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

N       Current and Deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item other comprehensive income for the year in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

O       Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

O       Employee benefits (Cont.)

(2)	Post employment benefits (Cont.)

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2018 the outstanding liability for this plan amounts to $41.2 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2018 the outstanding liability for this plan amounts to $17.3 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2018 the outstanding liability for this plan amounts to $8.2 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, hired before a certain date. As of December 31, 2018 the outstanding liability for these plans amounts to $13.7 million.

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Until 2017 units were vest ratably over a period of four years and will be mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2018 and 2017, the outstanding liability corresponding to the Program amounts to $91.2 million and $79.2 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2018 and 2017, is $106 million and $94.8 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

O       Employee benefits (Cont.)

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P       Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with Note 24.

Q        Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to the short-term nature their carrying amounts are considered to be the same as their fair value.

R        Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company cannot have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

In addition, some contracts include a right of return. Therefore, a provision and a right to the returned goods are recognized for the products expected to be returned. Accumulated experience is used to estimate such returns.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

R        Revenue recognition (Cont.)

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Construction contracts revenues is recognized in accordance with the stage of the project completion.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

S       Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T       Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

U       Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

Since January 1, 2018 the Company classifies its financial instruments according to the following measurement categories:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

U       Financial instruments (Cont.)

Until December 2017, Tenaris’s non derivative financial instruments were classified according to the following categories:

▪	Financial instruments at fair value through profit and loss: comprised mainly Other Investments current, investments in certain financial debt instruments and time deposits held for trading expiring in less than ninety days from the measurement date (included within cash and cash equivalents).
▪	Loans and receivables: comprised cash and cash equivalents, trade receivables and other receivables and were measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprised the Company’s interest in the Venezuelan Companies.
▪	Held to maturity: comprised financial assets that the Company had both the ability and the intention to hold to maturity. They were measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and were measured at amortized cost using the effective interest rate method.

The classification depended on the nature and purpose that the Company set to the financial instrument.

Financial assets and liabilities were recognized and derecognized on their settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

V       Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Income Statement. See Note 27.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.04 as of December 31, 2018 and 0.08 as of December 31, 2017. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 23 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2018 and 2017:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2018	2017
Argentine Peso / U.S. Dollar	(186,867)	(64,482)
Euro / U.S. Dollar	(175,419)	(365,926)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2018 and 2017 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $0.6 million as of December 31, 2018 and 2017 respectively.

▪	Euro / U.S. dollar

As of December 31, 2018 and 2017, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.3 million and $3.7 million as of December 31, 2018 and 2017, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

Considering the balances held as of December 31, 2018 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $3.6 million (including a loss / gain of $2.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.9 million. For balances held as of December 31, 2017, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.3 million (including a loss / gain of $6.7 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $3.4 million.

The Company entered into foreign exchange derivative contracts to mitigate the exposure to fluctuations in exchange rates.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2018		2017
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	520,471	97%	946,215	98%
Variable rate	18,536	3%	19,644	2%
Total	539,007		965,859

(*) Out of the $520 million fixed rate borrowings $493 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.2 million in 2018 and $8.0 million in 2017.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2018, 2017 and 2016.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2018 and 2017 trade receivables amount to $1,737.4 million and $1,214.1 million respectively. Trade receivables have guarantees under credit insurance of $181.7 million and $190.7 million, letter of credit and other bank guarantees of $62.3 million and $42.2 million, and other guarantees of $42.2 million and $14.1 million as of December 31, 2018 and 2017 respectively.

As of December 31, 2018 and 2017 past due trade receivables amounted to $368.4 million and $230.9 million, respectively. The amount of past due trade receivables up to 15 days amounted to $139 million and $50 million respectively. Consequently the past due trade receivables over 15 days amounted to $229.4 million and $180.9 million. As of December 31, 2018 and 2017, guaranteed trade receivables amounted to $31.5 million and $27.3 million while $66.5 million and $78.4 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

A. Financial Risk Factors (Cont.)

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 83% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2018, in comparison with approximately 71% as of December 31, 2017.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2018, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 7% of total assets at the end of 2018 compared to 11% at the end of 2017.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) Other Investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2018 and 2017, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2018 and 2017, U.S. dollar denominated liquid assets represented approximately 95% and 93% of total liquid financial assets respectively.

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVPL”).For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The following tables present the financial instruments by category and levels as of December 31, 2018 and 2017.

		Measurement Categories				At Fair Value
December 31, 2018	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	428,361	268,163	-	160,198	160,198	-	-
Other investments	487,734	300,410	166,094	21,230	168,165	19,159	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	300,410	300,410	-	-	-	-	-
Certificates of deposits	198,912	198,912	-	-	-	-	-
Commercial papers	9,932	9,932	-	-	-	-	-
Other notes	91,566	91,566	-	-	-	-	-
Bonds and other fixed income	187,324	-	166,094	21,230	168,165	19,159	-
U.S. government securities	1,077	-	1,077	-	1,077	-	-
Non - U.S. government securities	24,912	-	24,912	-	24,912	-	-
Corporates securities	142,176	-	140,105	2,071	142,176	-	-
Structured notes	19,159	-	-	19,159	-	19,159	-
Derivative financial instruments	9,173	-	-	9,173	-	9,173	-
Other Investments Non-current	118,155	-	113,830	4,326	113,830	-	4,326
Bonds and other fixed income	113,830	-	113,830	-	113,830	-	-
Other investments	4,326	-	-	4,326	-	-	4,326
Trade receivables	1,737,366	1,737,366	-	-	-	-	-
Receivables C and NC (*)	307,790	139,474	48,711	-	-	52	48,659
Other receivables	188,185	139,474	48,711	-	-	52	48,659
Other receivables (non-financial)	119,605	-	-	-	-	-	-
Total		2,445,413	328,635	194,927	442,193	28,384	52,985
Liabilities
Borrowings C and NC	539,007	539,007	-	-	-	-	-
Trade payables	693,673	693,673	-	-	-	-	-
Derivative financial instruments	11,978	-	-	11,978	-	11,978	-
Total		1,232,680	-	11,978	-	11,978	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 30.

		Measurement Categories				At Fair Value
December 31, 2017	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	330,221	150,948	-	-	179,273	179,273	-	-
Cash at banks	150,948	150,948	-	-	-	-	-	-
Liquidity funds	66,033	-	-	-	66,033	66,033	-	-
Short – term investments	113,240	-	-	-	113,240	113,240	-	-
Other investments	1,192,306	-	220,838	-	971,468	459,476	511,992	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	437,406	-	-	-	437,406	9,943	427,463	-
Certificates of deposits	297,788	-	-	-	297,788	-	297,788	-
Commercial papers	9,943	-	-	-	9,943	9,943	-	-
Other notes	129,675	-	-	-	129,675	-	129,675	-
Bonds and other fixed income	754,800	-	220,838	-	533,962	449,533	84,429	-
U.S. government securities	130,477	-	-	-	130,477	130,477	-	-
Non - U.S. government securities	161,063	-	36,283	-	124,780	124,780	-	-
Corporates securities	378,831	-	184,555	-	194,276	194,276	-	-
Structured notes	68,044	-	-	-	68,044	-	68,044	-
Mortgage and asset-backed securities	16,385	-	-	-	16,385	-	16,385	-
Others	100	-	-	-	100	-	100	-
Other Investments Non- current	128,335	-	123,498	-	4,837	-	-	4,837
Bonds and other fixed income	123,498	-	123,498	-	-	-	-	-
Other investments	4,837	-	-	-	4,837	-	-	4,837
Trade receivables	1,214,060	1,214,060	-	-	-	-	-	-
Receivables C and NC	327,258	176,716	-	-	8,230	-	8,230	-
Foreign exchange derivatives contracts	8,230	-	-	-	8,230	-	8,230	-
Other receivables	176,716	176,716	-	-	-	-	-	-
Other receivables (non-financial)	142,312	-	-	-	-	-	-	-
Available for sale assets	21,572	-	-	21,572	-	-	-	21,572
Total		1,541,724	344,336	21,572	1,163,808	638,749	520,222	26,409
Liabilities
Borrowings C and NC	965,859	965,859	-	-	-	-	-	-
Trade payables	750,739	750,739	-	-	-	-	-	-
Other liabilities	197,504	-	-	-	39,799	-	39,799	-
Foreign exchange derivatives contracts	39,799	-	-	-	39,799	-	39,799	-
Other liabilities (non-financial)	157,705	-	-	-	-	-	-	-
Total		1,716,598	-	-	39,799	-	39,799	-

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2018	2017
	Assets / Liabilities
At the beginning of the year	26,409	23,242
Addition / (Decrease)	26,768	3,117
Currency translation adjustment and others	(192)	50
At the end of the year	52,985	26,409

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.3% of its carrying amount including interests accrued in 2018 as compared with 99.4% in 2017. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

D. Accounting for derivative financial instruments and hedging activities (Cont.)

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2018 and 2017, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounts to $0.9 million and $0.2 million debit respectively (see Note 23 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in Note 23.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2018	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	7,233	426	7,659	-
Management view - operating income	702	81	783	-
Difference in cost of sales	112	7	119	-
Direct cost and others	127	6	133	-
Absorption	(15)	1	(14)	-
Differences in depreciation and amortization	(34)	0	(34)	-
Differences in selling, general and administrative expenses	(2)	6	4	-
Differences in other operating income (expenses), net	-	-	-	-
IFRS - operating income	777	95	872	-
Financial income (expense), net			37	-
Income before equity in earnings of non-consolidated companies and income tax			909	-
Equity in earnings of non-consolidated companies			194	-
Income before income tax			1,103	-
Capital expenditures	346	3	349	-
Depreciation and amortization	645	19	664	-

Year ended December 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,966	323	5,289	12
Management view - operating income	115	48	163	3
Difference in cost of sales	164	1	165	(1)
Direct cost and others	115	-	115	(1)
Absorption	49	1	50	-
Differences in depreciation and amortization	(3)	-	(3)	-
Differences in selling, general and administrative expenses	14	(6)	8	-
Differences in other operating income (expenses), net	2	-	2	-
IFRS - operating income	292	43	335	2
Financial income (expense), net			(23)	-
Income before equity in earnings of non-consolidated companies and income tax			312	2
Equity in earnings of non-consolidated companies			116	-
Income before income tax			428	2
Capital expenditures	550	8	558	-
Depreciation and amortization	594	15	609	-

Year Ended December 31, 2016	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,015	278	4,294	235
Management view - operating income	19	19	38	62
Difference in cost of sales	(108)	(8)	(116)	4
Direct cost and others	(114)	(8)	(122)	4
Absorption	6	-	6	-
Differences in depreciation and amortization	28	-	28	-
Differences in selling, general and administrative expenses	(5)	1	(4)	-
Differences in other operating income (expenses), net	(5)	-	(5)	-
IFRS - operating (loss) income	(71)	12	(59)	66
Financial income (expense), net			22	-
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37)	66
Equity in earnings of non-consolidated companies			71	-
Income before income tax			34	66
Capital expenditures	752	33	785	2
Depreciation and amortization	643	14	657	5

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $52, $53 and $47 million in 2018, 2017 and 2016, respectively.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2018
Net sales	3,611,509	1,462,044	724,733	1,559,988	300,314	-	7,658,588	-
Total assets	7,971,311	2,489,522	1,913,589	588,746	482,563	805,568	14,251,299	-
Trade receivables	791,190	280,801	215,202	383,358	66,815	-	1,737,366	-
Property, plant and equipment, net	3,859,060	1,133,113	848,178	94,040	129,517	-	6,063,908	-
Capital expenditures	196,220	68,603	77,467	2,047	5,136	-	349,473	-
Depreciation and amortization	441,705	108,558	82,769	10,389	20,936	-	664,357	-

Year ended December 31, 2017
Net sales	2,451,357	1,142,142	545,777	937,439	211,789	-	5,288,504	11,899
Total assets	7,925,520	2,975,599	2,002,658	391,029	441,546	661,866	14,398,218	-
Trade receivables	582,204	234,877	214,944	135,524	46,511	-	1,214,060	-
Property, plant and equipment, net	3,914,229	1,190,145	878,788	102,481	143,500	-	6,229,143	-
Capital expenditures	430,142	58,949	57,285	7,562	4,153	-	558,091	145
Depreciation and amortization	354,091	126,273	93,900	12,094	22,282	-	608,640	-

Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	-	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	-	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	-	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	-	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	-	657,109	5,303

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (33%); “South America” comprises principally Argentina (13%), Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

(*) For 2018 includes Investments in non-consolidated companies, for 2017 and 2016 includes Investments in non-consolidated companies and Other equity investments for $21.6 million (see Note 11 and 30).

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Tenaris’s revenues related to governmental institutions represents aproximately 14% and 16% in 2018 and 2017 respectively. At December 2018, 2017 and 2016, the Company recognized contract liabilities related to customer advances in the amount of $ 62.7, 56.7 and 39.7 million, respectively. These amounts related to years 2017 and 2016 were reclassified to revenues during the subsequent year. In these periods, no significant adjustment in revenues were performed related to performance obligations previously satisfied.

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2016

Inventories at the beginning of the year	2,368,304	1,563,889	1,843,467

Plus: Charges of the year
Raw materials, energy, consumables and other	3,400,396	2,794,503	1,528,532
Services and fees	275,130	244,035	199,210
Labor cost	855,040	778,408	658,975
Depreciation of property, plant and equipment	432,497	383,490	376,965
Amortization of intangible assets	8,220	18,621	27,244
Maintenance expenses	185,782	183,370	122,553
Allowance for obsolescence	25,457	(12,917)	32,765
Taxes	133,308	18,542	16,693
Other	119,507	88,823	89,575
	5,435,337	4,496,875	3,052,512
Less: Inventories at the end of the year (*)	(2,524,341)	(2,368,304)	(1,593,708)
From discontinued operations	-	(7,403)	(136,587)
	5,279,300	3,685,057	3,165,684

(*) Inventories as of December 31, 2016 include $ 29.8 million related to discontinued operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2016

Services and fees	128,090	132,301	123,653
Labor cost	470,928	443,338	441,355
Depreciation of property, plant and equipment	16,968	17,979	16,965
Amortization of intangible assets	206,672	188,550	241,238
Commissions, freight and other selling expenses	491,555	339,759	243,401
Provisions for contingencies	23,498	17,664	30,841
Allowances for doubtful accounts	1,751	(5,421)	(12,573)
Taxes	71,110	56,826	67,724
Other	99,404	81,061	76,563
	1,509,976	1,272,057	1,229,167
From discontinued operations	-	(2,041)	(32,238)
	1,509,976	1,270,016	1,196,929

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2016

Wages, salaries and social security costs	1,250,783	1,144,341	988,794
Severance indemnities	25,225	34,497	73,741
Defined contribution plans	13,217	12,401	10,758
Pension benefits - defined benefit plans	15,390	15,066	10,563
Employee retention and long term incentive program	21,353	15,441	16,474
	1,325,968	1,221,746	1,100,330
From discontinued operations	-	(853)	(28,306)
	1,325,968	1,220,893	1,072,024

The following table shows the geographical distribution of the employees:

Country	2018	2017	2016
Mexico	5,728	5,139	4,968
Argentina	5,569	5,221	4,755
USA	2,410	1,953	1,636
Italy	2,173	2,088	1,979
Romania	1,877	1,870	1,631
Brazil	1,374	1,382	1,166
Colombia	1,106	1,003	750
Canada	1,034	919	473
Indonesia	554	506	509
Japan	399	410	458
Other	1,248	1,114	1,074
	23,472	21,605	19,399
From discontinued operations	-	-	(323)
	23,472	21,605	19,076

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

5	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2016

Other operating income
Net income from other sales	3,604	4,395	16,275
Net rents	4,909	4,325	4,852
Other	6,546	1,796	-
	15,059	10,516	21,127

Other operating expenses
Contributions to welfare projects and non-profits organizations	11,379	9,158	9,534
Loss on fixed assets and material supplies disposed / scrapped	-	118	57
Allowance for doubtful receivables	1,179	84	432
Other	-	-	1,388
	12,558	9,360	11,411
From discontinued operations	-	(1)	(248)
	12,558	9,359	11,163

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2018	2017	2016

Interest Income	42,244	51,525	60,405
Net result on changes in FV of financial assets at FVTPL	(2,388)	(3,920)	5,799
Finance income (*)	39,856	47,605	66,204
Finance cost	(36,942)	(27,072)	(22,329)
Net foreign exchange transactions results (**)	28,845	(48,955)	(2,146)
Foreign exchange derivatives contracts results (***)	6,576	(8,996)	(31,310)
Other	(1,035)	14,392	11,447
Other financial results	34,386	(43,559)	(22,009)
Net financial results	37,300	(23,026)	21,866
From discontinued operations	-	9	88
	37,300	(23,017)	21,954

(*) In 2018 includes $3.6 million of interest related to instruments carried at FVTPL.

(**) In 2018 includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar, together with the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from our Italian subsidiary.

In 2017 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from our Italian subsidiary.

(***) In 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and other investments denominated in U.S. dollar in subsidiaries with functional currency Brazilian Real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

7	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2016

Current tax	343,104	184,016	174,410
Deferred tax	(113,897)	(100,432)	(132,969)
	229,207	83,584	41,441
From discontinued operations	-	(100,720)	(24,339)
	229,207	(17,136)	17,102

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2016

Income before income tax	1,103,107	427,711	34,430

Tax calculated at the tax rate in each country	207,422	6,456	(91,628)
Non taxable income / Non deductible expenses, net	(57,591)	40,298	51,062
Changes in the tax rates	1,824	(62,968)	4,720
Effect of currency translation on tax base (*)	77,552	(922)	105,758
Accrual / Utilization of previously unrecognized tax losses	-	-	(52,810)
Tax charge	229,207	(17,136)	17,102

(*)Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods

Non Taxable income/ Non deductible expenses, net, includes a net tax charge of approximately $59 million booked in the last quarter of 2018 related to impact resulting from the special tax revaluation regime of fixed assets in Argentina (option granted by Law to Argentinian Tax payers).

Changes in the tax rates, in 2017 it includes mainly the effect of the changes in tax rate in Argentine and US subsidiaries for approximately $46 million and $15.2 million respectively.

Accrual/ Utilization of previously unrecognized tax losses, includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to capital losses. The amount was carried forward in line with US Regulation in force and offset in 2017 capital gains.

8	Dividends distribution

On October 31, 2018, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 21, 2018, with an ex-dividend date of November 19, 2018.

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484.0 million.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

9	Property, plant and equipment, net

Year ended December 31, 2018	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680
Translation differences	(5,628)	(117,977)	(5,458)	(2,269)	(424)	(131,756)
Additions	723	681	1,245	294,163	20,756	317,568
Disposals / Consumptions	(221)	(21,836)	(10,269)	(42)	(3,541)	(35,909)
Transfers / Reclassifications	25,643	306,116	21,200	(331,553)	3,993	25,399
Values at the end of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982
Depreciation
Accumulated at the beginning of the year	101,197	6,612,871	303,469	-	-	7,017,537
Translation differences	(1,383)	(72,141)	(4,939)	-	-	(78,463)
Depreciation charge	11,153	417,229	21,083	-	-	449,465
Transfers / Reclassifications	-	173	(671)	-	-	(498)
Disposals / Consumptions	(53)	(21,232)	(8,682)	-	-	(29,967)
Accumulated at the end of the year	110,914	6,936,900	310,260	-	-	7,358,074
At December 31, 2018	621,664	5,184,669	67,000	127,378	63,197	6,063,908

Year ended December 31, 2017	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672
Translation differences	5,493	178,598	5,518	284	331	190,224
Additions	63	7,423	1,252	497,423	18,490	524,651
Disposals / Consumptions	(1,293)	(3,966)	(7,319)	(94)	(1,812)	(14,484)
Increase due to business combinations (*)	2,187	5,654	2,444	-	-	10,285
Transfers / Reclassifications	105,901	1,732,376	22,161	(1,823,106)	-	37,332
Values at the end of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680
Depreciation
Accumulated at the beginning of the year	89,274	6,125,552	281,907	-	-	6,496,733
Translation differences	1,204	114,675	4,959	-	-	120,838
Depreciation charge	9,406	368,850	23,213	-	-	401,469
Transfers / Reclassifications	1,699	7,575	(405)	-	-	8,869
Disposals / Consumptions	(386)	(3,781)	(6,205)	-	-	(10,372)
Accumulated at the end of the year	101,197	6,612,871	303,469	-	-	7,017,537
At December 31, 2017	610,864	5,341,714	67,073	167,079	42,413	6,229,143

Property, plant and equipment include capitalized interests for net amounts at December 31, 2018 and 2017 of $37.4 million and $39.5 million, respectively. The average capitalization interest rate applied during 2017 was 1.97%.

(*) Related to Garrett LLC acquisition, see Note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

10	Intangible assets, net

Year ended December 31, 2018	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	560,692	465,963	2,090,073	2,058,859	5,175,587
Translation differences	(6,153)	(183)	(4,137)	-	(10,473)
Additions	31,632	273	-	-	31,905
Transfers / Reclassifications	(5,493)	-	-	-	(5,493)
Disposals	(56)	(1,482)	-	-	(1,538)
Values at the end of the year	580,622	464,571	2,085,936	2,058,859	5,189,988

Amortization
Accumulated at the beginning of the year	478,946	372,746	797,592	1,865,444	3,514,728
Translation differences	(5,551)	-	-	-	(5,551)
Amortization charge	40,635	720	-	173,537	214,892
Disposals	(46)	-	-	-	(46)
Accumulated at the end of the year	513,984	373,466	797,592	2,038,981	3,724,023
At December 31, 2018	66,638	91,105	1,288,344	19,878	1,465,965

Year ended December 31, 2017	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	554,330	461,619	2,090,257	2,058,946	5,165,152
Translation differences	6,265	483	(184)	(87)	6,477
Additions	28,335	5,105	-	-	33,440
Transfers / Reclassifications	(28,371)	(92)	-	-	(28,463)
Increase due to business combinations (**)	133	-	-	-	133
Disposals	-	(1,152)	-	-	(1,152)
Values at the end of the year	560,692	465,963	2,090,073	2,058,859	5,175,587

Amortization
Accumulated at the beginning of the year	408,373	362,292	797,592	1,734,068	3,302,325
Translation differences	5,232	-	-	-	5,232
Amortization charge	65,249	10,546	-	131,376	207,171
Transfers / Reclassifications	92	(92)	-	-	-
Accumulated at the end of the year	478,946	372,746	797,592	1,865,444	3,514,728
At December 31, 2017	81,746	93,217	1,292,481	193,415	1,660,859

(*) Includes Proprietary Technology.

(**) Related to Garrett LLC acquisition.

The geographical allocation of goodwill for the year ended December 31, 2018 was $1,168.5 million for North America, $117.1 million for South America, $1.9 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2018, was as follows:

(All amounts in million US dollar)
As of December 31, 2018	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Coiled Tubing	-	-	-	4	4
Confab	-	-	24	-	24
Other	-	-	3	-	3
Total	225	920	139	4	1,288

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

11	Investments in non-consolidated companies

	Year ended December 31,
	2018	2017

At the beginning of the year	640,294	557,031
Translation differences	1,848	(9,548)
Equity in earnings of non-consolidated companies	193,994	116,140
Dividends and distributions received (*)	(26,581)	(22,971)
Decrease / increase in equity reserves and others	(3,987)	(358)
At the end of the year	805,568	640,294

(*)Related to Ternium and Usiminas of which 25.7 were collected during the year.

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2018	2017	2018	2017
a) Ternium (*)	Luxembourg	11.46%	11.46%	725,548	563,735
b) Usiminas (**)	Brazil	3.07%	3.08%	72,988	70,642
Others	-	-	-	7,032	5,917
				805,568	640,294

(*) Including treasury shares.

(**)At December 31, 2018 and 2017 the voting rights were 5.2%.

a) Ternium

Ternium, is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2018, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $27.1 per ADS, giving Tenaris’s ownership stake a market value of approximately $622.5 million. At December 31, 2018, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $725.5 million.

As of December 31, 2018  the Company concluded that  the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2018	2017
Non-current assets	8,121,824	7,727,283
Current assets	4,426,038	4,395,283
Total assets	12,547,862	12,122,566
Non-current liabilities	3,236,756	3,442,521
Current liabilities	1,826,530	2,827,275
Total liabilities	5,063,286	6,269,796

Non-controlling interests	1,091,321	842,347

Revenues	11,454,807	9,700,296
Gross profit	2,971,479	2,297,271
Net income for the year attributable to owners of the parent	1,506,647	886,219
Total comprehensive income for the year, net of tax, attributable to owners of the parent	1,176,964	815,434

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

11	Investments in non-consolidated companies (Cont.)

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2018, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL11.44 ($2.95) and BRL9.22 ($2.38), respectively, giving Tenaris’s ownership stake a market value of approximately $110.8 million. As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $73 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2018	2017
Non-current assets	4,696,896	5,661,947
Current assets	2,148,322	2,193,096
Total assets	6,845,218	7,855,043
Non-current liabilities	1,933,207	2,344,042
Current liabilities	860,862	920,924
Total liabilities	2,794,069	3,264,966

Non-controlling interests	369,333	425,988

Revenues	3,766,241	3,367,937
Gross profit	612,156	513,712
Net income for the year attributable to owners of the parent	194,381	74,019

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and has a power capacity of 900 megawatts. As of December 31, 2018, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2018, Tenaris’s exposure under these agreements amounted to $55.1 million and $1.8 million respectively. Furthermore, during the quarter, Techgen entered a contract for the purchase of clean energy certificates. As of December 31, 2018 Tenaris’s exposure under this agreement amounted to $17.1 million.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks, which was used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of December 31, 2018, the amount outstanding under the loan agreement was $600 million and, as a result, the amount guaranteed by Tenaris was approximately $132 million. For a description of the recently agreed-upon refinancing of the syndicated loan agreement and the release of Tenaris’s corporate guarantee, see “Subsequent events – Techgen refinancing.”

During 2018 the shareholders of Techgen made additional investments, in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $14.7 million. In the same period, there were repayments of these loans for $9.4 million. As of December 31, 2018, the aggregate outstanding principal amount under these loans was $98.6 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

12	Receivables – non current

	Year ended December 31,
	2018	2017
Receivables from related parties	58,128	88,595
Receivable Venezuelan subsidiaries	48,659	27,075
Tax credits	16,025	29,404
Legal deposits	12,446	13,568
Employee advances and loans	3,740	5,891
Advances to suppliers and other advances	7,592	12,443
Others	5,263	6,353
Derivative financial instruments	52	-
Government entities	-	641
	151,905	183,970
Allowances for doubtful accounts (see Note 21 (i))	-	(641)
	151,905	183,329

13	Inventories

	Year ended December 31,
	2018	2017
Finished goods	1,025,999	923,316
Goods in process	709,497	619,796
Raw materials	256,816	281,083
Supplies	504,286	486,002
Goods in transit	237,539	274,175
	2,734,137	2,584,372
Allowance for obsolescence (see Note 22 (i))	(209,796)	(216,068)
	2,524,341	2,368,304

14	Receivables and prepayments

	Year ended December 31,
	2018	2017
Prepaid expenses and other receivables	31,599	36,587
Government entities	2,182	2,085
Employee advances and loans	6,521	12,205
Advances to suppliers and other advances	23,467	25,205
Government tax refunds on exports	4,896	17,353
Receivables from related parties	63,321	28,397
Miscellaneous	30,683	20,122
	162,669	141,954
Allowance for other doubtful accounts (see Note 22 (i))	(6,784)	(6,255)
	155,885	135,699

15	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2018	2017
V.A.T. credits	67,322	76,714
Prepaid taxes	54,010	55,620
	121,332	132,334

	Year ended December 31,
Current tax liabilities	2018	2017
Income tax liabilities	182,711	35,210
V.A.T. liabilities	18,091	14,313
Other taxes	49,431	52,882
	250,233	102,405

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

16	Trade receivables, net

	Year ended December 31,
	2018	2017
Current accounts	1,778,796	1,240,769
Receivables from related parties	25,105	51,676
	1,803,901	1,292,445
Allowance for doubtful accounts (see Note 22 (i))	(66,535)	(78,385)
	1,737,366	1,214,060

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	>180 days
At December 31, 2018
Guaranteed	286,250	254,743	30,884	623
Not guaranteed	1,517,651	1,180,788	260,675	76,188
Guaranteed and not guaranteed	1,803,901	1,435,531	291,559	76,811
Expected loss rate	0.07%	0.04%	0.17%	0.43%
Allowances for doubtful accounts	(1,396)	(564)	(510)	(322)
Nominative allowances for doubtful accounts	(65,139)	-	(1,436)	(63,703)
Net Value	1,737,366	1,434,967	289,613	12,786

			Past due
	Trade Receivables	Not Due	1 - 180 days	>180 days
At January 1, 2018
Guaranteed	247,079	219,764	22,978	4,337
Not guaranteed	1,045,366	841,737	115,245	88,384
Guaranteed and not guaranteed	1,292,445	1,061,501	138,223	92,721
Expected loss rate	0.08%	0.04%	0.17%	0.43%
Allowances for doubtful accounts	(1,075)	(447)	(252)	(376)
Nominative allowances for doubtful accounts	(77,310)	-	-	(77,310)
Net Value	1,214,060	1,061,054	137,971	15,035
Effect of adoption of new standard	(6,423)	-	-	(6,423)
Net Value after adoption of new standard	1,207,637	1,061,054	137,971	8,612

Trade receivables are mainly denominated in U.S. dollars.

17	Cash and cash equivalents and Other investments
	Year ended December 31,
	2018	2017
Cash and cash equivalents
Cash at banks	81,211	150,948
Liquidity funds	160,198	66,033
Short – term investments	186,952	113,240
	428,361	330,221
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	300,410	437,406
Bonds and other fixed Income	187,324	754,800
Others	-	100
	487,734	1,192,306
Other investments - Non-current
Bonds and other fixed Income	113,829	123,498
Others	4,326	4,837
	118,155	128,335

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

18	Borrowings
	Year ended December 31,
	2018	2017
Non-current
Bank borrowings	29,214	34,626
Finance lease liabilities	-	59
Costs of issue of debt	(27)	(40)
	29,187	34,645
Current
Bank borrowings	508,143	930,957
Bank overdrafts	1,644	131
Finance lease liabilities	44	138
Costs of issue of debt	(11)	(12)
	509,820	931,214
Total Borrowings	539,007	965,859

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2018
Financial lease	44	-	-	-	-	-	44
Other borrowings	509,776	4,271	4,771	20,145	-	-	538,963
Total borrowings	509,820	4,271	4,771	20,145	-	-	539,007

Interest to be accrued (*)	8,182	1,175	1,166	169			10,692
Total	518,002	5,446	5,937	20,314	-	-	549,699

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2017
Financial lease	138	59	-	-	-	-	197
Other borrowings	931,076	4,876	4,484	4,978	20,248	-	965,662
Total borrowings	931,214	4,935	4,484	4,978	20,248	-	965,859

Interest to be accrued (*)	14,512	1,212	1,203	1,190	174	-	18,290
Total	945,726	6,147	5,687	6,168	20,422	-	984,149

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2018	Tamsa	Bank loans	347	2019
2018	Siderca	Bank loans	66	2019
2018	TuboCaribe	Bank loan	50	May 2019

As of December 31, 2018, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2018 and 2017, considering hedge accounting where applicable.

	2018	2017
Total borrowings	3.98%	3.73%

Breakdown of long-term borrowings by currency and rate is as follows:

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

18	Borrowings (Cont.)

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2018	2017
USD	Fixed	18,762	19,120
EUR	Fixed	9,023	13,828
EUR	Variable	1,402	1,638
Others	Variable	-	59
Total non-current borrowings		29,187	34,645

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2018	2017
USD	Variable	16,847	17,640
USD	Fixed	138,303	187,872
EUR	Variable	198	169
EUR	Fixed	4,178	839
MXN	Fixed	301,047	412,719
ARS	Fixed	49,125	311,829
Others	Variable	89	138
Others	Fixed	33	8
Total current borrowings		509,820	931,214

Borrowings evolution

	Year ended December 31, 2018
	Non current	Current
At the beginning of the year	34,645	931,214
Translation differences	(623)	(8,191)
Proceeds and repayments, net	(1,330)	(411,570)
Interests accrued less payments	(5)	(6,646)
Reclassifications	(3,500)	3,500
Overdrafts variation	-	1,513
At the end of the year	29,187	509,820

19	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets (*)	Inventories	Intangible and Other	Total
At the beginning of the year	744,926	34,934	55,585	835,445
Effect of adoption of new standards	-	-	35	35
Translation differences	(876)	-	92	(784)
Charged directly to other comprehensive income	-	-	288	288
Income statement charge	(33,055)	(9,886)	(9,468)	(52,409)
At December 31, 2018	710,995	25,048	46,532	782,575

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

19	Deferred income tax (Cont.)

Deferred tax liabilities (Cont.)

	Fixed assets (*)	Inventories	Intangible and Other	Total
At the beginning of the year	625,488	36,891	152,281	814,660
Translation differences	2,241	(2)	23	2,262
Charged directly to other comprehensive income	-	-	(583)	(583)
Income statement credit (charge)	117,197	(1,955)	(96,136)	19,106
At December 31, 2017	744,926	34,934	55,585	835,445

(*) Includes the effect of currency translation on tax base (See Note 7).

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)
Effect of adoption of new standards	952	-	-	(164)	788
Translation differences	2,532	1,447	1,014	(38)	4,955
Charged directly to other comprehensive income	23	-	-	1,587	1,610
Income statement charge / (credit)	6,852	1,523	(42,327)	(27,536)	(61,488)
At December 31, 2018	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)

(*) As of December 31, 2018, the net unrecognized deferred tax assets amount to $127.3 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)
Translation differences	(223)	(972)	322	(606)	(1,479)
Charged directly to other comprehensive income	-	-	-	(778)	(778)
Income statement charge / (credit)	7,024	5,593	(155,940)	23,189	(120,134)
At December 31, 2017	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)

The estimated recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2018	2017
Deferred tax assets to be recovered after 12 months	(452,330)	(405,416)
Deferred tax liabilities to be recovered after 12 months	739,670	808,108

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2018	2017
Deferred tax assets	(181,606)	(153,532)
Deferred tax liabilities	379,039	457,970
	197,433	304,438

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2018	2017
At the beginning of the year	304,438	406,044
Effect of adoption of new standards	823	-
Translation differences	4,171	783
Charged directly to Other Comprehensive Income	1,898	(1,361)
Income statement credit	(113,897)	(101,028)
At the end of the year	197,433	304,438

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016
20	Other liabilities

(i)	Other liabilities – Non current
	Year ended December 31,
	2018	2017
Post-employment benefits	115,087	125,012
Other-long term benefits	78,492	68,244
Miscellaneous	19,550	24,040
	213,129	217,296

Post-employment benefits

▪	Unfunded
	Year ended December 31,
	2018	2017
Values at the beginning of the year	101,889	96,229
Translation differences	(3,849)	2,893
Current service cost	7,400	7,851
Interest cost	5,070	5,462
Curtailments and settlements	-	21
Remeasurements (*)	(3,946)	10,907
Benefits paid from the plan	(9,719)	(22,107)
Other	473	633
At the end of the year	97,318	101,889

(*) For 2018 a gain of $0.2 million is attributable to demographic assumptions and a gain of $3.7 million to financial assumptions. For 2017 a loss of $0.09 million is attributable to demographic assumptions and a loss of $10.8 million to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2018	2017
Discount rate	2% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2018, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $7 million and $6.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $3.4 million and $3.0 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2018	2017
Present value of funded obligations	146,885	165,486
Fair value of plan assets	(132,438)	(145,692)
Liability (*)	14,447	19,794

(*) In 2018 and 2017, $3.3 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

20	Other liabilities (Cont.)

Post-employment benefits (Cont.)

▪	Funded (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2018	2017
At the beginning of the year	165,485	159,612
Translation differences	(8,182)	7,300
Current service cost	1,328	592
Interest cost	5,691	6,034
Remeasurements (*)	(7,984)	3,602
Benefits paid	(9,453)	(11,654)
At the end of the year	146,885	165,486

(*) For 2018 a loss of $0.4 million is attributable to demographic assumptions and a gain of $8.4 million to financial assumptions. For 2017 a gain of $0.4 million is attributable to demographic assumptions and a loss of $4.1 million to financial assumptions. respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2018	2017
At the beginning of the year	(145,692)	(132,913)
Translation differences	7,514	(6,802)
Return on plan assets	(4,936)	(5,849)
Remeasurements	3,967	(5,874)
Contributions paid to the plan	(3,108)	(6,230)
Benefits paid from the plan	9,453	11,654
Other	364	323
At the end of the year	(132,438)	(145,692)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2018	2017
Equity instruments	53.5%	53.4%
Debt instruments	42.8%	42.9%
Others	3.7%	3.7%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2018	2017
Discount rate	4% - 5%	4%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2018, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $17.2 million and $14.1 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.6 million and $1.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2019 amount approximately to $3.3 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

20	Other liabilities (Cont.)

(ii)       Other liabilities – current

	Year ended December 31,
	2018	2017
Payroll and social security payable	148,069	141,886
Miscellaneous	17,624	15,819
	165,693	157,705

21	Non-current allowances and provisions

(i)	Deducted from non-current receivables
	Year ended December 31,
	2018	2017

Values at the beginning of the year	(641)	(913)
Translation differences	110	106
Used	531	166
Values at the end of the year	-	(641)

(ii)	Liabilities

	Year ended December 31,
	2018	2017
Values at the beginning of the year	36,438	63,257
Translation differences	(5,261)	366
Additional provisions	14,397	3,994
Reclassifications	(2,406)	(7,591)
Used	(7,079)	(23,588)
Values at the end of the year	36,089	36,438

22	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2018	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(78,385)	(6,255)	(216,068)
Effect of adoption of new standards	6,423	-	-
Translation differences	329	359	3,575
Additional allowances	(1,751)	(1,179)	(25,457)
Used	6,849	291	28,154
At December 31, 2018	(66,535)	(6,784)	(209,796)

Year ended December 31, 2017	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(85,724)	(6,332)	(240,242)
Translation differences	(345)	(220)	(3,575)
Reversals / (additional) allowances	5,421	(84)	12,917
Used	2,263	381	14,832
At December 31, 2017	(78,385)	(6,255)	(216,068)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

22	Current allowances and provisions (Cont.)

(ii)	Liabilities
Year ended December 31, 2018	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	11,396	20,934	32,330
Translation differences	(103)	(2,205)	(2,308)
Additional provisions	2,638	6,463	9,101
Reclassifications	-	2,406	2,406
Used	(7,117)	(10,129)	(17,246)
At December 31, 2018	6,814	17,469	24,283

Year ended December 31, 2017	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	13,885	8,871	22,756
Translation differences	247	227	474
Additional provisions	4,238	9,432	13,670
Reclassifications	-	7,591	7,591
Used	(6,974)	(5,187)	(12,161)
At December 31, 2017	11,396	20,934	32,330

23	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2018	2017
Derivatives hedging borrowings and investments	5,604	2,036
Other Derivatives	3,621	6,194
Contracts with positive fair values (*)	9,225	8,230

Derivatives hedging borrowings and investments	(11,667)	(34,770)
Other Derivatives	(311)	(5,029)
Contracts with negative fair values	(11,978)	(39,799)
Total	(2,753)	(31,569)

(*) Includes $52 thousand of non-current derivatives.

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2018 and 2017, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2018	2017	2018	2017
ARS	USD	2019	(6,542)	(13,715)	(895)	(1,067)
USD	ARS	2018	-	22	-	-
USD	BRL	2019	(131)	(17)	-	-
EUR	USD	2019	203	5,660	-	1,881
USD	EUR	2018	-	(367)	-	-
MXN	USD	2019	888	(20,447)	(411)	(534)
USD	MXN	2018	-	490	-	-
JPY	USD	2019	271	(101)	-	-
USD	KWD	2019	522	(630)	390	(520)
USD	CAD	2019	2,089	(2,072)	-	-
Others			(53)	(392)	-	-
Total			(2,753)	(31,569)	(916)	(240)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

23	Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-16	Movements 2017	Equity Reserve Dec-17	Movements 2018	Equity Reserve Dec-18
Foreign Exchange	(4,742)	4,502	(240)	(676)	(916)
Total Cash flow Hedge	(4,742)	4,502	(240)	(676)	(916)

Tenaris estimates that the cash flow hedge reserve at December 31, 2018 will be recycled to the Consolidated Income Statement during 2019.

24	Contingencies, commitments and restrictions on the distribution of profits

(i)       Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and several Ternium subsdiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

24	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. The Superior Court of Justice will review admissibility of CSN’s appeal, and, if declares it admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and currently replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb, entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $23.2 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL57.8 million (approximately US$ 14.9 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL49.5 million (approximately $12.8 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

24	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪ Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. On June 27, 2018, TGS initiated arbitration proceedings against PAM before the Quito Chamber of Commerce Arbitration Center, seeking the annulment of the penalties. In September 2018, PAM filed its response to the arbitration claim. The claim is currently in evidentiary stage before the arbitration panel. Tenaris believes, based on the advice of counsel, that PAM had no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, the Company cannot predict the outcome of a claim against a state-owned company.

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for an amount initially stated to be in excess of $90 million; however, subsequently the contractor amended the amount of the claim to $48 million plus attorneys’ fees and arbitration costs. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel was selected and a scheduling order issued. The parties have already submitted statements of claim and responses to the other party’s claim. The final trial hearings on this matter have begun in February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪ Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result of differences in the price paid for gas supplied to Siderca during three months in 2013. In November 2018, Siderca was notified of a decision issued by the competent administrative agency confirming that Siderca paid the correct price for its gas purchases. As the decision was not appealed, it became final and, accordingly, the claim was finalized in favor of Siderca.

▪ Tax assessment in Mexico regarding tax deductions on purchases of scrap

In 2017, Tamsa and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination and provided additional information evidencing compliance with applicable requirements for the challenged tax deductions. On August 30, 2018 and January 24, 2019, administrative decisions were issued in the proceedings against Segeta and Tamsa, respectively, determining a tax obligation in the amount of MXN1,540 million (approximately $78 million) for Segeta and MXN3,749 million (approximately $190 million) for Tamsa. On October 15, 2018 and March 8, 2019, Segeta and Tamsa filed revocation requests (recursos de revocación exclusivos) against the August 2018 decision as to Segeta and the January 2019 decision as to Tamsa. On March 27, 2019, Segeta was notified that the Mexican tax authorities had reversed and left without effects their former tax determination. Tenaris believes, based on the advice of counsel and on the recent favorable resolution regarding Segeta, that it is unlikely that the ultimate resolution of either tax assessment will result in a material obligation.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

24	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪ Putative class actions

The Company is aware that, following its November 27, 2018 announcement that its Chairman and CEO Paolo Rocca was included in an Argentine court investigation known as the Notebooks Case, two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York purportedly on behalf of purchasers of Tenaris securities from May 1, 2014 through November 27, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s CFO. Neither the Company nor any of the individual defendants have been served. Each complaint alleges that during the class period (May 2014-November 2018), the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (TCU) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL27 million (approximately $7 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

(ii)       Commitments and other purchase orders

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of December 31, 2018, the aggregate commitment to take or pay the committed volumes for a 9-year term totalled approximately $40.1 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2018, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $57.7 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2018, the aggregate commitment to take or pay the committed volumes totalled approximately $55 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $136.9 million.

▪	A Tenaris company entered into a contract with Canadian National Railway for the service of rail transportation from its raw material supplier to its Canadian production center. The total commitment ending June 30, 2020 is $22.8 million.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of December 31, 2018, the aggregate commitment totalled approximately $20.8 million.

Additionally the Company issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.1 billion.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

24	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii)       Restrictions to the distribution of profits and payment of dividends

As of December 31, 2018, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2018	16,439,438
Total equity in accordance with Luxembourg law	18,347,762

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital.

As of December 31, 2018, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2018, distributable amount under Luxembourg law totals $17.0 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Other income and expenses for the year ended December 31, 2018	(33,303)
Dividends approved	(484,020)
Retained earnings at December 31, 2018 under Luxembourg law	16,439,438
Share premium	609,733
Distributable amount at December 31, 2018 under Luxembourg law	17,049,171

25	Acquisition of subsidiaries

In September 2017, Tenaris acquired 100% of Garrett (a pipe services and trucking business) through the payment of a price of $10.4 million.

If the acquisition had occurred on January 1, 2017, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

26	Cash flow disclosures
		Year ended December 31,
(i)	Changes in working capital	2018	2017	2016
	Inventories	(176,443)	(804,415)	244,720
	Receivables and prepayments and Current tax assets	30,144	(4,564)	53,639
	Trade receivables	(517,579)	(259,375)	146,824
	Other liabilities	(22,984)	4,226	(79,046)
	Customer advances	5,976	17,039	(95,112)
	Trade payables	(57,066)	193,905	59,939
		(737,952)	(853,184)	330,964
(ii)	Income tax accruals less payments
	Tax accrued	229,207	(17,136)	41,441
	Taxes paid	(170,713)	(176,853)	(169,520)
		58,494	(193,989)	(128,079)
(iii)	Interest accruals less payments, net
	Interest accrued	(2,914)	(20,534)	(43,872)
	Interest received	40,613	50,001	60,163
	Interest paid	(31,548)	(17,917)	(18,858)
		6,151	11,550	(2,567)
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	428,361	330,221	399,900
	Bank overdrafts	(1,644)	(131)	(1,320)
		426,717	330,090	398,580

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

27	Discontinued Operations

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

	Year ended December 31,
	2017	2016
Income from discontinued operations	1,848	41,411
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	41,411

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and for the years ended December 31 and 2016.

Analysis of the result of discontinued operations:

	Year ended December 31,
	2017	2016
Revenues	11,899	234,911
Gross profit	4,496	98,324
Net income	1,848	41,411
Basic and diluted earnings per share (U.S. dollars per share)	-	0.04
Basic and diluted earnings per ADS (U.S. dollars per ADS)	-	0.07

Summarized cash flow information is as follows:

	2017	2016
Cash at the beginning	18,820	15,343
Cash at the end	206	18,820
(Decrease) Increase in cash	(18,614)	3,477

(Used in) provided by operating activities	(3,046)	24,535
Provided by (used in) investing activities	32	(1,058)
Used in financing activities	(15,600)	(20,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

The following table shows the current and non-current assets and liabilities of disposal group as at 31 December 2016, and the carrying amounts of assets and liabilities as at the date of sale.

Current and non-current assets and liabilities of disposal group

	At January 19, 2017	At December 31, 2016
Non-current assets	87,332	87,364
Current assets	69,332	64,053
Total assets of disposal group classified as held for sale	156,664	151,417
Non-current liabilities	5,294	5,376
Current liabilities	13,556	12,718
Total liabilities of disposal group classified as held for sale	18,850	18,094

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

28	Related party transactions

As of December 31, 2018:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2018	2017	2016
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	23,709	32,362	21,174
Sales of goods to other related parties	131,548	94,624	32,613
Sales of services to non-consolidated parties	7,641	11,637	9,542
Sales of services to other related parties	5,647	3,751	2,948
	168,545	142,374	66,277
(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	245,186	234,361	67,048
Purchases of goods to other related parties	106,624	17,711	20,150
Purchases of services to non-consolidated parties	9,556	12,077	11,528
Purchases of services to other related parties	46,179	50,794	53,530
	407,545	314,943	152,256

(all amounts in thousands of U.S. dollars)	At December 31,
	2018	2017
(ii) Period-end balances
(a) Arising from sales / purchases of goods / services
Receivables from non-consolidated parties	122,135	117,853
Receivables from other related parties	24,419	50,815
Payables to non-consolidated parties	(33,197)	(49,354)
Payables to other related parties	(17,595)	(14,475)
	95,762	104,839

Directors’ and senior management compensation

During the years ended December 31, 2018, 2017 and 2016, the cash compensation of Directors and Senior managers amounted to $33.7 million, $45.8 million and $38.6 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 558, 484 and 500 thousand units for a total amount of $5.6 million, $4.7 million and $4.8 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O Employee benefits – Other long term benefits.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

29	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2018.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2018	2017	2016
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	77%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80%.

(b) Tenaris Investments S.a.r.l. holds 97.5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited and Tubular Services Angola Ltd.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

30	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum. As of December 31, 2018, post-award interest amounted to approximately $50 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On March 24, 2017, an ad hoc committee constituted to decide on Venezuela´s requests rendered its decision to lift the stay of enforcement of the award. On August 8, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the awards. Tenaris and Talta are in the process of effecting service on Venezuela in accordance with US law.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2018 amounted to approximately $102 million.

On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On February 23, 2018, an ad hoc committee constituted to decide on Venezuela’s requests rendered its decision to lift the stay of enforcement of the award. On December 28, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the awards. Tenaris and Talta are in the process of effecting service on Venezuela in accordance with US law.

As of December 31, 2018 the Company has receivables related to its interest in the Venezuelan Companies for a total amount of approximately $49 million (see Note III.B).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

31	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2018	2017	2016
Audit fees	3,841	3,995	3,588
Audit-related fees	43	88	64
Tax fees	-	23	14
All other fees	7	30	3
Total	3,891	4,136	3,669

32	Subsequent events

Acquisition of Saudi Steel Pipe Company

a)	Acquisition

On January 21, 2019, Tenaris acquired 47.79% of the shares of Saudi Steel Pipe Company (“SSP”), a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR529.8 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region. Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSP’s board of directors and a senior executive with Tenaris was appointed as managing director and chief executive officer of SSP.

The Company has begun consolidating SSP’s balances and results of operations as from January 21, 2019.

b)	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions specially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million
Property, Plant and Equipment	675	180
Intangible assets	278	74
Investment in associated	77	21
Working capital	168	45
Cash and Cash Equivalents	32	8
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Net assets acquired	878	234

Tenaris acquired 47.79% of total assets and liabilities shown above, approximately $112 million.

The preliminary purchase price allocation disclosed above is currently under analysis with the assistance of a third party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over Property, Plant and Equipment, Intangible Assets and Provisions) during the twelve months following the acquisition date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

32	Subsequent events (Cont.)

Agreement to build welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris will hold a 49% interest in the company, while PAO Severstal will own the remaining 51%. The commencement of the project is subject to regulatory approvals and other customary conditions. The plant, which is estimated to require an investment of $240 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons.

Techgen refinancing

On February 13, 2019, Techgen entered into a $640 million loan agreement with several banks to refinance its obligations under the existing syndicated loan. Techgen’s obligations under the new facility, which is “non-recourse” on the sponsors, will be guaranteed by a Mexican security trust covering Techgen’ shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary Tenaris Investments Switzerland AG applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

The proceeds of the new loan, which is expected to be drawn on or about February 26, 2019, will be used to repay all loans outstanding under the existing facility. Upon repayment of such loans, Tenaris’s corporate guarantee thereunder will be automatically released.

Annual Dividend Proposal

On February 20, 2019 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2019, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 21, 2018. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 22, 2019, with an ex-dividend date of May 20, 2019. These Consolidated Financial Statements do not reflect this dividend payable.

33	Update as of April 1, 2019[1]

On March 22, 2019, Tenaris entered into a definitive agreement to acquire from TMK, a Russian company and manufacturer of steel pipes, 100% of the shares of its wholly owned U.S. subsidiary IPSCO, for $1,209 million. The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions. IPSCO is a U.S. domestic producer of seamless and welded OCTG and line pipe products, with an annual production capacity of 450,000 metric tons of steel bars, 400,000 metric tons of seamless pipes and 1,000,000 metric tons of welded pipes, and production facilities spread throughout the country.

Edgardo Carlos
Chief Financial Officer

________________________

1 This note was added subsequent to the approval of these Consolidated Financial Statements by the Company’s Board of Directors on February 20, 2019.

Annual Accounts (Luxembourg GAAP)

As at December 31, 2018

pwc

Audit report

To the Shareholders of
Tenaris S.A.

Report on the audit of the annual accounts

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Tenaris S.A. (the "Company") as at 31 December 2018, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

Our opinion is consistent with our additional report to the Audit Committee of the Company's Board of Directors (the "Audit Committee").

What we have audited

The Company's annual accounts comprise:

- the balance sheet as at 31 December 2018;
- the profit and loss account for the year then ended; and
- the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under the EU Regulation No 537/2014, the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

To the best of our knowledge and belief, we declare that we have not provided non-audit services that are prohibited under Article 5(1) of Regulation (EU) No 537/2014.

The non-audit services that we have provided to the Company for the year ended 31 December 2018, all of which have been pre-approved by the Audit Committee, are disclosed in Note 9 to the annual accounts.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

The non-audit services rendered by PwC Network firms to the Company and its controlled undertakings, for the year ended 31 December 2018, all of which have been pre-approved by the Audit Committee, are disclosed in Note 31 to the Company's consolidated financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period, and include the most significant assessed risks of material misstatement (whether or not due to fraud). These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the Key audit matter
Recoverability of investment in subsidiary - Tenaris Investments S.à r.l.	
Note 3 to the annual accounts indicates that as of 31 December 2018, Tenaris S.A. holds a 100% interest in the unlisted company Tenaris Investments S.à r.l. This investment represents 99.99% of the total assets of the Company. The carrying value of the investment amounts to USD 18,377 million. We focused our audit on the recoverability of this investment given its financial significance over the total assets.	Our audit approach included assesing the recoverability of Tenaris Investments S.à r.l. by comparing its carrying value with its net assets as obtained from Tenaris Investments S.à r.l. audited annual accounts.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the annual report including the consolidated management report and the Corporate Governance Statement but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the annual accounts, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 and with ISAs as issued by the IAASB and as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 and with ISAs as issued by the IAASB and as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters. We describe these matters in our audit report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

The consolidated management report is consistent with the annual accounts and has been prepared in accordance with applicable legal requirements.

The Corporate Governance Statement is included in the consolidated management report. The information required by Article 68ter Paragraph (1) Letters c) and d) of the Law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, is consistent with the annual accounts and has been prepared in accordance with applicable legal requirements.

We have been appointed as "Réviseur d'Entreprises Agréé" of the Company by the General Meeting of the Shareholders on 2 May 2018 and the duration of our uninterrupted engagement, including previous renewals and reappointments, is 17 years.

Other matter

The Corporate Governance Statement includes, when applicable, the information required by Article 68ter Paragraph (1) Letters a), b), e), f) and g) of the Law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 1 April 2019

Fabrice Goffin

Tenaris S.A.

Balance Sheet as at December 31, 2018

(expressed in United States Dollars)

			2018	2017
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial assets
1.	Shares in affiliated undertakings	3	18,377,497,729	18,901,294,713
			18,377,497,729	18,901,294,713
D.	Current assets
II.	Debtors
4.	Other debtors
	a) becoming due and payable within one year		29,424	50,317
IV.	Cash at bank and in hand		1,179,762	2,604,919
			1,209,186	2,655,236
	Total assets		18,378,706,915	18,903,949,949

	CAPITAL, RESERVES AND LIABILITIES
A.	Capital and reserves
I.	Subscribed capital	4	1,180,536,830	1,180,536,830
II.	Share premium account	4	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	4&5	118,053,683	118,053,683
V.	Profit brought forward		16,626,210,710	17,162,462,624
VI.	Loss for the financial year		(33,303,298)	(52,231,813)
VII.	Interim dividends	4&7	(153,469,788)	(153,469,788)
			18,347,760,894	18,865,084,293
C.	Creditors
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	8	9,307,610	12,994,846
	b) becoming due and payable after more than one year	8	13,625,275	13,055,356
8.	Other creditors
	c) Other creditors
	i) becoming due and payable within one year		8,013,136	12,815,454
			30,946,021	38,865,656
	Total capital, reserves and liabilities		18,378,706,915	18,903,949,949

The accompanying notes are an integral part of these annual accounts

Tenaris S.A.

Profit and loss account for the year ended December 31, 2018

(expressed in United States Dollars)

			2018	2017
		Note	USD	USD

8.	Other operating expenses	9	(32,014,300)	(50,919,271)
11.	Other interest receivable and similar income
	a) derived from affiliated undertakings		-	1,584
	b) other interest and similar income		342,463	200,596
14.	Interest payable and similar expenses
	a) concerning affiliated undertakings		(1,594,693)	(1,294,907)
	b) other interest and similar expenses		(31,194)	(212,265)
16.	Loss after taxation		(33,297,724)	(52,224,263)
17.	Other taxes not shown under items 1 to 16	10	(5,574)	(7,550)
18.	Loss for the period		(33,303,298)	(52,231,813)

The accompanying notes are an integral part of these annual accounts

Tenaris S.A.

Notes to the audited annual accounts

Note 1 – General information

Tenaris S.A. (the “Company” or “Tenaris”) was established on December 17, 2001 under the name of Tenaris Holding S.A. as a public limited liability company under Luxembourg’s 1929 holding company regime (société anonyme holding). On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme).

Tenaris’s object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

The financial year starts on January 1 and ends on December 31 of each year.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. The consolidated financial statements are available at the registered office of the Company, 29, Avenue de la Porte-Neuve –L-2227– 3rd Floor, Luxembourg.

Note 2 – Summary of significant accounting policies

2.1	Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of 19 December 2002, determined and applied by the Board of Directors.

The preparation of these annual accounts requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of income and charges during the reporting years. Actual results may differ from these estimates.

2.2	Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Non-current assets remain at the exchange rate on the day of incorporation. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3	Financial assets

Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its financial assets in accordance with Luxembourg regulations.

In case of other than a temporary decline in respect of the financial assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

2.4	Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

Tenaris S.A.

Notes to the audited annual accounts

Note 2 – Summary of significant accounting policies (Cont.)

2.5	Cash at bank and in hand

Cash at bank and in hand mainly comprise cash at bank and liquidity funds. Assets recorded in cash at bank and in hand are carried at fair market value or at historical cost which approximates fair market value.

2.6	Creditors

Creditors are stated at nominal value.

Note 3 – Financial assets

Shares in affiliated undertakings

Tenaris holds 100% of the shares of Tenaris Investments S.à r.l. (“Tenaris Investments”) with registered office in Luxembourg and holds, indirectly through this wholly-owned subsidiary, 100% of the shares of Confab Industrial S.A., Inversiones Lucerna Limitada, Maverick Tube Corporation, Siderca S.A.I.C., Talta - Trading e Marketing, Sociedade Unipessoal Lda., Tenaris Investments Switzerland AG, Tubos de Acero de México S.A., Algoma Tubes Inc., Siderca International ApS, S.C. Silcotub S.A. and Tenaris Connections BV, 50% of the shares of Exiros B.V and 11.5% of the shares of Ternium S.A.

Movements during the financial year are as follows:

USD
Gross book value - opening balance	21,840,586,057
Decreases for the financial year (a)	(523,796,984)
Gross book value - closing balance	21,316,789,073

Accumulated value adjustments - opening balance	(2,939,291,344)
Allocations for the financial year	-
Accumulated value adjustments - closing balance	(2,939,291,344)

Net book value - opening balance	18,901,294,713
Net book value - closing balance	18,377,497,729

(a) On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2018, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 523.8 million.

As of December 31, 2018 Tenaris Investments reported an equity of USD 20.5 billion and a profit for the financial year of USD 0.8 billion.

Tenaris S.A.

Notes to the audited annual accounts

Note 4 – Capital and reserves

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Interim dividend	Capital and reserves
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	17,110,230,811	(153,469,788)	18,865,084,293
Loss for the financial year	-	-	-	(33,303,298)	-	(33,303,298)
Dividend paid (1)	-	-	-	(484,020,101)	153,469,788	(330,550,313)
Interim Dividend (2)	-	-	-	-	(153,469,788)	(153,469,788)
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	16,592,907,412	(153,469,788)	18,347,760,894

(1)                             As approved by the ordinary shareholders’ meeting held on May 2, 2018.

(2)                             As approved by the board of directors’ meeting held on October 31, 2018.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2018 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until June 5, 2020, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 5 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company’s reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits must be allocated again toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 6 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting approval to the extent distributable retained earnings exist.

At December 31, 2018, profit brought forward after deduction of the loss and the interim dividend for the financial year of Tenaris under Luxembourg law totaled approximately USD 16.4 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 7 – Interim dividend paid

In November 2018, the Company paid an interim dividend of USD 153.5 million based on the board of directors’ decision of October 31, 2018 and in compliance with the conditions set out in the “Amended law of August 10, 1915 on commercial companies” regarding the payment of interim dividends.

Tenaris S.A.

Notes to the audited annual accounts

Note 8 – Balances with affiliated undertakings

	Within a year	After more than one year and within five years	After more than five years	Total at December 31, 2018	Total at December 31, 2017
	USD	USD	USD	USD	USD
Creditors becoming due and payable
Siderca Sociedad Anónima Industrial y Comercial	3,840,212	4,361,289	3,270,209	11,471,710	10,124,090
Tenaris Investments S.à r.l.	2,302,948	-	-	2,302,948	7,505,239
Tenaris Solutions Uruguay S.A.	1,357,479	-	3,195,509	4,552,988	3,622,332
Maverick Tube Corporation	623,103	-	2,269,819	2,892,922	3,189,854
Tubos de Acero de México, S.A.	175,082	217,918	310,531	703,531	864,435
Dalmine S.p.A.	1,004,677	-	-	1,004,677	734,576
Others	4,109	-	-	4,109	9,676
Total	9,307,610	4,579,207	9,046,068	22,932,885	26,050,202

Note 9 – Other operating charges

	2018	2017
	USD	USD
Services and fees (*) (**)	29,719,526	48,795,557
Board of directors' accrued fees	1,456,664	1,295,833
Others	838,110	827,881
	32,014,300	50,919,271

(*) Includes compensations of senior management (USD 20.6 million in 2018 versus USD 35.0 million in 2017), and other services and fees (USD 9.1 million in 2018 versus USD 13.8 million in 2017).

(**) In addition to the audit fees, during the financial year the Company received from the statutory auditor audit-related services for a total amount of USD 22 thousand. No tax-related fees or other fees for services rendered by the statutory auditor were accrued during the financial year.

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are disclosed in note 31 to the Company’s consolidated financial statements.

Note 10 – Taxes

For the financial year ended December 31, 2018 the Company did not realize any profits subject to tax in Luxembourg. The Company is liable to the minimum Net Wealth Tax.

Tenaris S.A.

Notes to the audited annual accounts

Note 11 – Parent Company

Tenaris’s controlling shareholders as of December 31, 2018 were as follows:

•	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.
•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée, who is the holder of record of the above-mentioned Tenaris shares.
•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.
•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Note 12 – Putative class actions

The Company is aware that, following its November 27, 2018 announcement that its chairman and CEO Paolo Rocca was included in an Argentine court investigation known as the Notebooks Case, two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York purportedly on behalf of purchasers of Tenaris securities from May 1, 2014 through November 27, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s CFO. Neither the Company nor any of the individual defendants have been served. Each complaint alleges that during the class period (May 2014-November 2018), the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris indirectly held an 11.5% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking.

Note 13 – Off balance sheet commitments

The Company issued a guarantee covering the 22% of the obligation of Techgen S.A. de C.V. (“Techgen”), a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo Leon, Mexico, under a syndicated loan agreement between Techgen and several banks. As of December 31, 2018 the amount guaranteed was approximately USD 132 million.

Note 14 – Subsequent event

Annual Dividend Proposal

On February 20, 2019 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 6, 2019, the payment of an annual dividend of USD 0.41 per share (USD 0.82 per ADS) or approximately USD 484 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153 million, paid in November 2018. If the annual dividend is approved by the shareholders, a dividend of USD 0.28 per share (USD 0.56 per ADS), or approximately USD 331 million will be paid on May 22, 2019, with an ex-dividend date on May 20, 2019. These annual accounts do not reflect this dividend payable.

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

Tenaris S.A. Annual Report 2018

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

	For the year ended December 31,
Millions of U.S. dollars	2018	2017	2016

Operating income (loss)	872	335	(59)
Depreciation and amortization	664	609	662
Depreciation and amortization from discontinued operations	-	-	(5)
Impairment	-	-	-
EBITDA	1,536	943	598

Net cash/(debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

	At December 31,
Millions of U.S. dollars	2018	2017	2016

Cash and cash equivalents	428	330	400
Other current investments	488	1,192	1,633
Non-current Investments	114	123	248
Derivatives hedging borrowings and investments	(6)	(33)	(35)
Borrowings – current and non-current	(539)	(966)	(840)
Net cash position	485	647	1,406

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

	For the year ended December 31,
Millions of U.S. dollars	2018	2017	2016

Net cash provided by (used in) operating activities	611	(22)	864
Capital expenditures	(349)	(558)	(787)
Free cash flow	261	(580)	77

Tenaris S.A. Annual Report 2018

INVESTOR INFORMATION

Investor Relations Director

Giovanni Sardagna

Luxembourg Office

29 Avenue de la Porte-Neuve

3rd Floor

L-2227 Luxembourg

(352) 26 47 89 78 tel

(352) 26 47 89 79 fax

Phones

USA 1 888 300 5432

Argentina 11 4018 2100	General Inquiries
Italy (39) 02 9925 0954	investors@tenaris.com

Mexico (52) 55 5282 9900

Stock Information

New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M109

Bolsa Mexicana de Valores, S.A.B. de C.V. (TS)

Internet

www.tenaris.com